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Exhibit 99.1

Third Quarter Report 2014

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

This Management's Discussion and Analysis ("MD&A") dated November 13, 2014 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim unaudited consolidated financial statements for the three and nine months ended September 30, 2014, prepared in accordance with International Financial Reporting Standards ("IFRS"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2013 (the "Form 40-F"), prepared under United States generally accepted accounting principles ("US GAAP"). The Company has adopted IFRS as its basis of accounting, replacing US GAAP effective July 1, 2014. The condensed interim unaudited consolidated financial statements and MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euros" or "€"). Additional information relating to the Company, including risk factors in the Form 40-F, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland, and exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle earns a significant portion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, including silver, zinc and copper. Since its incorporation in 1972, Agnico Eagle's policy has been not to sell forward its future gold production.

        Agnico Eagle has evolved from operating two Canadian gold mines in 2008 into an international gold mining company operating eight gold mines, including the jointly acquired and operated Canadian Malartic mine, in the third quarter of 2014. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at September 30, 2014 of $6,674.9 million increased by 45.7% compared with December 31, 2013 total assets of $4,580.1 million. Of the total $2,094.8 million increase in total assets between December 31, 2013 and September 30, 2014, $2,069.1 million (98.8%) related to the Company's June 16, 2014 joint acquisition of Osisko Mining Corporation ("Osisko") and the consolidation of its interest in the Canadian Malartic mine. Cash and cash equivalents amounted to $158.8 million at September 30, 2014, an increase of $19.7 million compared with December 31, 2013 due primarily to increased gold production and a net drawdown on long-term debt. Ore in stockpiles and on leach pads increased from $33.5 million at December 31, 2013 to $82.0 million at September 30, 2014 due primarily to the buildup of ore on leach pads at the La India mine which achieved commercial production in February 2014 and the addition of $14.0 million in ore stockpiles relating to the acquired interest in the Canadian Malartic mine. Concentrates and dore bar inventories increased from $58.4 million at December 31, 2013 to $81.8 million at September 30, 2014 due primarily to the buildup of concentrate and dore bar inventories at the new La India mine and the addition of $5.4 million in concentrates inventories relating to the acquired interest in the Canadian Malartic mine. Supplies inventories increased from $253.2 million at December 31, 2013 to $288.5 million at September 30, 2014 due primarily to the addition of $18.6 million in supplies inventories relating to the acquired interest in the Canadian Malartic mine and to planned supplies restocking at the Meadowbank mine during the summer barge shipping season. Available-for-sale securities decreased from $74.6 million at December 31, 2013 to $64.7 million at

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

September 30, 2014 due primarily to $35.3 million in disposals and $2.9 million in impairments, partially offset by $23.8 million in new investments and $4.2 million in unrealized fair value gains recorded during the first nine months of 2014. Goodwill increased between December 31, 2013 and September 30, 2014 due to $599.4 million recorded as part of the preliminary Osisko purchase price allocation. Property, plant and mine development increased from $3,694.5 million at December 31, 2013 to $5,057.1 million at September 30, 2014 due primarily to the addition of $1,323.1 million in property, plant and mine development relating to the joint acquisition of Osisko as at September 30, 2014. A further $342.1 million increase in property, plant and mine development related to capital expenditures during the first nine months of 2014, partially offset by amortization expense of $294.5 million.

        Total liabilities increased to $2,705.1 million at September 30, 2014 from $1,862.7 million at December 31, 2013. Of the total $842.4 million increase in total liabilities between December 31, 2013 and September 30, 2014, $473.1 million related to the Company's June 16, 2014 joint acquisition of Osisko and the consolidation of its interest in the Canadian Malartic mine. Long-term debt increased by $391.1 million between December 31, 2013 and September 30, 2014 due primarily to a net $300.0 million Credit Facility drawdown during the period and $91.1 million in attributable debt assumed upon the joint acquisition of Osisko. Deferred income and mining tax liabilities increased by $302.9 million between December 31, 2013 and September 30, 2014 due primarily to the joint acquisition of Osisko. A $50.7 million increase in accounts payable and accrued liabilities during the first nine months of 2014 was due primarily to the addition of $30.4 million in Osisko accounts payable and accrued liabilities as at September 30, 2014 and to expenditures related to the summer barge shipping season at the Meadowbank mine.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported a net loss of $15.1 million, or $0.07 per share, in the third quarter of 2014 compared with net income of $74.9 million, or $0.43 per share, in the third quarter of 2013. In the third quarter of 2014, the operating margin (revenues from mining operations less production costs) decreased to $193.6 million from $221.5 million in the third quarter of 2013 due primarily to a 21.1% increase in production costs and a 6.3% decrease in the average realized price of gold between periods, partially offset by a 10.6% increase in gold production. Gold production increased to 349,273 ounces in the third quarter of 2014 compared with 315,828 ounces in the third quarter of 2013 due primarily to the addition of 64,761 attributable ounces from the acquired interest in the Canadian Malartic mine and new production from the Goldex mine's M and E Zones and the La India mine. Cash provided by operating activities amounted to $71.2 million in the third quarter of 2014 compared with $88.4 million in the third quarter of 2013. Total weighted average cash costs per ounce of gold produced amounted to $716 on a by-product basis and $794 on a co-product basis in the third quarter of 2014 compared with $591 on a by-product basis and $733 on a co-product basis in the third quarter of 2013.

        In the first nine months of 2014, Agnico Eagle reported net income of $104.3 million, or $0.55 per share compared with net income of $93.6 million, or $0.54 per share, in the first nine months of 2013. The operating margin (revenues from mining operations less production costs) increased to $676.4 million in the first nine months of 2014 from $565.6 million in the first nine months of 2013 due primarily to a 34.1% increase in gold production. Partially offsetting the impact of increased production on operating margin was a 12.8% increase in production costs and a 9.4% decrease in the average realized price of gold between the first nine months of 2013

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

and the first nine months of 2014. Gold production increased to 1,041,753 ounces in the first nine months of 2014 compared with 776,892 ounces in the first nine months of 2013 due primarily to the addition of 76,639 attributable ounces from the acquired interest in the Canadian Malartic mine, new production from the Goldex mine's M and E Zones and the La India mine, and higher gold grade and mill recoveries at the Meadowbank and LaRonde mines. Cash provided by operating activities amounted to $504.4 million in the first nine months of 2014 compared with $340.3 million in the first nine months of 2013. Total weighted average cash costs per ounce of gold produced amounted to $627 on a by-product basis and $716 on a co-product basis in the first nine months of 2014 compared with $659 on a by-product basis and $832 on a co-product basis in the first nine months of 2013.

        The table below sets out variances in the key drivers of net income (loss) for the three and nine months ended September 30, 2014 compared with the three and nine months ended September 30, 2013:

(millions of United States dollars)	Three Months Ended September 30, 2014 vs. Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014 vs. Nine Months Ended September 30, 2013
Increase in gold revenue	$29.0	$231.9
Decrease in silver revenue	(11.5)	(32.3)
Decrease in net copper revenue	(1.3)	(2.5)
Increase (decrease) in net zinc revenue	2.9	(4.6)
Decrease in production costs due to weaker Canadian dollar and Mexican peso	4.0	21.6
Increase in production costs	(51.1)	(103.3)
Increase in exploration and corporate development expenses	(5.0)	(6.1)
Increase in amortization of property, plant and mine development	(38.1)	(71.4)
Increase in general and administrative expense	(1.0)	(4.9)
Change in impairment loss on available-for-sale securities	(0.2)	25.7
Increase in finance costs	(4.9)	(9.6)
Change in gain on sale of available-for-sale securities	0.1	5.4
Change in non cash foreign currency translation	7.2	6.3
Increase in income and mining taxes	(7.8)	(34.1)
Other	(12.3)	(11.4)

Total net income variance	$(90.0)	$10.7

Three Months Ended September 30, 2014 vs. Three Months Ended September 30, 2013

        Revenues from mining operations increased to $463.4 million in the third quarter of 2014 from $444.3 million in the third quarter of 2013 due primarily to a 10.6% increase in gold production between periods. New production from the Canadian Malartic mine, the Goldex mine's M and E Zones and the La India mine, partially offset by reduced gold grade and mill recoveries at the Meadowbank and Kittila mines, resulted in a 33,445 ounce increase in gold production between the third quarter of 2013 and the third quarter of 2014. Partially offsetting the impact of increased production on revenues from mining operations was a 6.3% decrease in the average realized price of gold and an 18.9% decrease in the average realized price of silver between periods.

        Production costs were $269.8 million in the third quarter of 2014, a 21.1% increase compared with $222.8 million in the third quarter of 2013 due primarily to the addition of production costs from new mines in the third quarter of 2014 including $47.9 million relating to the Canadian Malartic mine, $16.2 million relating to the Goldex mine's M and E Zones and $11.0 million relating to the La India mine. The Company jointly

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

acquired the Canadian Malartic mine on June 16, 2014 and the Goldex mine's M and E Zones and the La India mine had not yet achieved commercial production in the third quarter of 2013. Partially offsetting the total increase in production costs between the third quarter of 2013 and the third quarter of 2014 was the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar and a decrease in mining costs at the Meadowbank, LaRonde and Lapa mines.

        Total weighted average cash costs per ounce of gold produced increased to $716 on a by-product basis and $794 on a co-product basis in the third quarter of 2014 compared with $591 on a by-product basis and $733 on a co-product basis in the third quarter of 2013 due primarily to decreased gold production at the Meadowbank, Kittila and LaRonde mines and the addition of the acquired interest in the Canadian Malartic mine at total cash costs per ounce of gold produced of $735 in the third quarter of 2014. Lower by-product revenue credits at the LaRonde and Pinos Altos mines contributed to incrementally increased weighted average cash costs per ounce of gold produced on a by-product basis between the third quarter of 2013 and the third quarter of 2014. Partially offsetting the overall increase in total weighted average cash costs per ounce of gold produced between the third quarter of 2013 and the third quarter of 2014 were decreased mining costs at the Meadowbank, LaRonde and Lapa mines, the impact on costs of a weaker Canadian dollar and Mexican peso relative to the US dollar and the addition of new, relatively low cost mines between periods, including the Goldex mine's M and E Zones and the La India mine. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses increased to $20.5 million in the third quarter of 2014 compared with $15.6 million in the third quarter of 2013 due primarily to exploration at the Amaruq project in Nunavut, exploration related to the acquired interest in the Canadian Malartic General Partnership and increased corporate development and project evaluation expenses between periods. The overall increase in exploration and corporate development expenses between periods was partially offset by lower exploration activity in Finland and at existing mine sites.

        Amortization of property, plant and mine development increased by $38.1 million to $117.4 million between the third quarter of 2013 and the third quarter of 2014 due primarily to the consolidation of the acquired interest in the Canadian Malartic mine and the achievement of commercial production at the La India mine and at the Goldex mine's M and E Zones between periods. The overall increase in amortization of property, plant and mine development was partially offset by impairment losses recorded on property, plant and mine development at the Meadowbank and Lapa mines as at December 31, 2013 and decreased gold production at the Meadowbank and Kittila mines between the third quarter of 2013 and the third quarter of 2014.

        General and administrative expense increased to $25.0 million during the third quarter of 2014 compared with $24.0 million during the third quarter of 2013 due primarily to increased acquisition-related legal and consulting expenses in the third quarter of 2014. Partially offsetting the overall increase in general and administrative expense, employee compensation and insurance expenses decreased between periods.

        An impairment loss on certain available-for-sale securities of $0.5 million was recorded as at September 30, 2014 compared with $0.3 million as at September 30, 2013. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A gain of $0.1 million was recorded on the sale of available-for-sale securities in the third quarter of 2014 compared with nil in the third quarter of 2013.

        During the third quarter of 2014, there was a non-cash foreign currency translation gain of $4.7 million attributable to a weakening of the Canadian dollar, Mexican peso and Euro versus the US dollar at September 30, 2014 relative to June 30, 2014. A non-cash foreign currency translation loss of $2.5 million was recorded during the comparative third quarter of 2013.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

        In the third quarter of 2014, the Company recorded income before income and mining taxes of $6.3 million while income and mining taxes amounted to $21.4 million due to non-deductible expenses and foreign currency exchange rate movements. In the third quarter of 2013 the Company had an effective tax rate of 15.4%.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate in future periods.

Nine Months Ended September 30, 2014 vs. Nine Months Ended September 30, 2013

        In the first nine months of 2014, revenues from mining operations increased to $1,393.7 million from $1,201.2 million in the first nine months of 2013 due primarily to a 34.1% increase in gold production between periods. New production from the Canadian Malartic mine, the Goldex mine's M and E Zones and the La India mine and increased gold grade and mill recoveries at the Meadowbank and LaRonde mines resulted in a 264,861 ounce increase in gold production between the first nine months of 2013 and the first nine months of 2014. Partially offsetting the impact of increased production on revenues from mining operations was a 9.4% decrease in the average realized price of gold and a 16.4% decrease in the average realized price of silver between periods.

        Production costs were $717.2 million in the first nine months of 2014, a 12.8% increase compared with $635.6 million in the first nine months of 2013 due primarily to the addition of production costs from new mines in the first nine months of 2014 including $66.2 million relating to the Canadian Malartic mine, $47.5 million relating to the Goldex mine's M and E Zones and $23.8 million relating to the La India mine. The Company jointly acquired the Canadian Malartic mine on June 16, 2014 and the Goldex mine's M and E Zones and the La India mine had not yet achieved commercial production in the third quarter of 2013. Production costs increased by $9.6 million at the Kittila mine between periods due primarily to a scheduled mill maintenance shutdown during the first nine months of 2013. Partially offsetting the total increase in production costs between the first nine months of 2013 and the first nine months of 2014 was the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar and a decrease in mining costs at the LaRonde, Meadowbank and Lapa mines.

        Total weighted average cash costs per ounce of gold produced decreased to $627 on a by-product basis and $716 on a co-product basis in the first nine months of 2014 compared with $659 on a by-product basis and $832 on a co-product basis in the first nine months of 2013 due primarily to increased gold production and decreased mining costs at the Meadowbank and LaRonde mines, the impact on costs of a weaker Canadian dollar and Mexican peso relative to the US dollar and the addition of the relatively low cost La India mine between periods. Partially offsetting the overall decrease in total weighted average cash costs per ounce of gold produced between the first nine months of 2013 and the first nine months of 2014 were increased mining costs and decreased production at the Kittila and Pinos Altos mines. Partially offsetting the overall decrease in total weighted average cash costs per ounce of gold produced on a by-product basis between the first nine months of 2013 and the first nine months of 2014 were lower by-product revenue credits at the LaRonde and Pinos Altos mines. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses increased to $41.6 million in the first nine months of 2014 compared with $35.4 million in the first nine months of 2013 due primarily to increased corporate development and project evaluation expenses and exploration at the Amaruq project in Nunavut, the Akasaba West property in Quebec and related to the acquired interest in the Canadian Malartic General Partnership. The overall

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

increase in exploration and corporate development expenses between periods was partially offset by lower exploration activity in Finland and in the United States.

        Amortization of property, plant and mine development increased by $71.4 million to $294.5 million between the first nine months of 2013 and the first nine months of 2014 due primarily to the consolidation of the acquired interest in the Canadian Malartic mine, the achievement of commercial production at the La India mine and at the Goldex mine's M and E Zones and increased gold production at the Meadowbank mine between periods. The overall increase in amortization of property, plant and mine development was partially offset by impairment losses recorded on property, plant and mine development at the Meadowbank and Lapa mines as at December 31, 2013.

        General and administrative expense increased to $92.8 million during the first nine months of 2014 compared with $87.9 million during the first nine months of 2013 due primarily to increased acquisition-related consulting expenses in the first nine months of 2014. Partially offsetting the overall increase in general and administrative expense were reduced insurance, employee compensation and legal expenses incurred between periods.

        Impairment losses on certain available-for-sale securities of $2.9 million were recorded in the first nine months of 2014 compared with $28.6 million in the first nine months of 2013. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged.

        During the first nine months of 2014, there was a non-cash foreign currency translation gain of $3.2 million attributable to a weakening of the Canadian dollar, Mexican peso and Euro versus the US dollar at September 30, 2014 relative to December 31, 2013. A non-cash foreign currency translation loss of $3.2 million was recorded during the first nine months of 2013.

        In the first nine months of 2014, the Company had an effective tax rate of 44.2% compared with 34.1% in the first nine months of 2013.

LaRonde mine

        At the LaRonde mine, gold production decreased 17.2% to 37,490 ounces in the third quarter of 2014 compared with 45,253 ounces in the third quarter of 2013 due primarily to lower tonnes of ore milled, partially offset by higher gold grade. Production costs at the LaRonde mine were $47.1 million in the third quarter of 2014, a decrease of 18.8% compared with production costs of $57.9 million in the third quarter of 2013 driven primarily by lower mill throughput due to a planned three week shutdown to upgrade hoist drive equipment and a weakening of the Canadian dollar relative to the US dollar.

        Gold production increased 11.4% to 145,336 ounces in the first nine months of 2014 compared with 130,445 ounces in the first nine months of 2013 due primarily to higher gold grade and improved mill recoveries, offset partially by lower tonnes of ore milled. Production costs at the LaRonde mine were $141.1 million in the first nine months of 2014, a decrease of 19.6% compared with production costs of $175.6 million in the first nine months of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar, lower mill throughput due to a planned three week shutdown and decreased underground development and maintenance expenses between periods.

Lapa mine

        At the Lapa mine, gold production increased to 24,781 ounces in the third quarter of 2014 compared with 24,361 ounces in the third quarter of 2013 due primarily to higher gold grade and tonnes of ore milled, partially offset by lower mill recoveries. Production costs at the Lapa mine were $13.9 million in the third quarter of 2014, a decrease of 19.4% compared with production costs of $17.2 million in the third quarter of 2013 driven

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill expenses between periods.

        Gold production decreased 9.9% to 67,011 ounces in the first nine months of 2014 compared with 74,407 ounces in the first nine months of 2013 due primarily to lower gold grade. Production costs at the Lapa mine were $43.6 million in the first nine months of 2014, a decrease of 16.2% compared with production costs of $52.0 million in the first nine months of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill and underground maintenance expenses between periods.

Goldex mine

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon. As of September 30, 2011, Agnico Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable mineral reserves at the Goldex mine, other than ore stockpiled on surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining Goldex Extension Zone ("GEZ") surface stockpile in October of 2011. Operations in the GEZ remain suspended indefinitely.

        During the three and nine months ended September 30, 2014, the Company incurred $0.9 million and $2.9 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011. During the three and nine months ended September 30, 2013, the Company incurred $2.8 million and $8.4 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011.

        Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October of 2011. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, Agnico Eagle's Board of Directors (the "Board") approved the M and E Zones for development using existing mine infrastructure such as the shaft and mill. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

        As a result of the Company's restatement of comparative information under IFRS, a $109.7 million impairment loss reversal was recorded as at the January 1, 2013 IFRS transition date. Specific long-lived assets associated with the GEZ that were impaired as at September 30, 2011 due to the suspension of mining operations, including the Goldex mine's shaft and mill, were subsequently incorporated into the development plan for the Goldex mine's M and E Zones which was approved by the Board in July 2012.

        During the three months ended September 30, 2014, the Goldex mine's M and E Zones produced 27,611 ounces of gold and incurred production costs of $16.2 million. During the nine months ended September 30, 2014, the Goldex mine's M and E Zones produced 70,970 ounces of gold and incurred production costs of $47.5 million. Prior to the achievement of commercial production, the Goldex mine's M and E Zones produced 1,505 ounces of gold in the third quarter of 2013.

Meadowbank mine

        As a result of the Company's restatement of comparative information under IFRS and the change in impairment loss assessment methodology under IFRS as compared to US GAAP, an additional $38.2 million impairment loss was recognized against the Meadowbank mine's property, plant and mine development as at December 31, 2013. An impairment loss of $269.3 million had previously been recorded against the Meadowbank mine's property, plant and mine development as at December 31, 2013 under US GAAP.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

        At the Meadowbank mine, gold production decreased 31.4% to 91,557 ounces in the third quarter of 2014 compared with 133,489 ounces in the third quarter of 2013 due primarily to lower gold grade and reduced mill recoveries, partially offset by an increase in tonnes of ore milled. Production costs at the Meadowbank mine were $72.8 million in the third quarter of 2014, a decrease of 14.2% compared with production costs of $84.9 million in the third quarter of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mining and mine maintenance expenses between periods.

        Gold production increased 19.2% to 366,162 ounces in the first nine months of 2014 compared with 307,180 ounces in the first nine months of 2013 due primarily to higher gold grade and improved mill recoveries. Production costs at the Meadowbank mine were $203.7 million in the first nine months of 2014, a decrease of 13.6% compared with production costs of $235.9 million in the first nine months of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mining, mine maintenance and process plant expenses between periods.

Canadian Malartic mine

        On June 16, 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko. As a result of the acquisition, Agnico Eagle and Yamana each own 50.0% of Osisko and jointly operate the Canadian Malartic mine in Quebec through the newly formed Canadian Malartic General Partnership. Agnico Eagle and Yamana will also jointly explore the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

        Each outstanding common share of Osisko was exchanged under the plan of arrangement (the "Arrangement") for: (i) C$2.09 in cash (Agnico Eagle's 50.0% share was C$1.045); (ii) 0.07264 of an Agnico Eagle common share; (iii) 0.26471 of a Yamana common share; and (iv) 0.1 of one common share of Osisko Gold Royalties Ltd., a newly formed company trading on the Toronto Stock Exchange.

        Pursuant to the Arrangement, the following assets of Osisko were transferred to Osisko Gold Royalties Ltd.: (i) a 5.0% net smelter royalty on the Canadian Malartic mine; (ii) C$157.0 million in cash; (iii) a 2.0% net smelter royalty on the Kirkland Lake assets, the Hammond Reef project, and certain other properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) certain other investments and assets.

        Agnico Eagle has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company's rights and obligations prescribed by the Arrangement under IFRS. Direct transaction costs totaling $16.7 million were expensed under IFRS.

        Agnico Eagle's share of Osisko's June 16, 2014 preliminary purchase price was comprised of the following:

  •
  Cash payments totaling $462.7 million; and

  •
  33,923,212 Agnico Eagle common shares valued at $1,135.1 million.

        Agnico Eagle purchases 50.0% of the net metal content in the dore produced by its jointly owned investee, the Canadian Malartic General Partnership, by way of a net metal content purchase agreement (the "Agreement"). Net metal content purchases under the Agreement are determined by multiplying the number of troy ounces of gold and silver purchased by the London p.m. fix rate for gold and the London fix rate for silver as quoted by the London Bullion Market Association on the date of shipment. Agnico Eagle then sells the gold and silver externally at prevailing spot market metal prices. Gold and silver purchased by Agnico Eagle from the Canadian Malartic General Partnership is initially recorded in the inventories line item of the condensed interim consolidated balance sheets and is reclassified upon external sale as an expense in the production line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss).

        During the three months ended September 30, 2014, the Canadian Malartic mine produced 64,761 attributable ounces of gold and incurred attributable production costs of $47.9 million. Between the

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

June 16, 2014 acquisition date and September 30, 2014, the Canadian Malartic mine produced 76,639 attributable ounces of gold and incurred attributable production costs of $66.2 million.

Meliadine project

        As a result of the Company's restatement of comparative information under IFRS and the change in impairment loss assessment methodology under IFRS as compared to US GAAP, a $439.2 million impairment loss was recognized against the Meliadine project's property, plant and mine development as at December 31, 2013.

Kittila mine

        At the Kittila mine, gold production of 28,230 ounces in the third quarter of 2014 compared with 56,177 ounces in the third quarter of 2013 due primarily to a scheduled shutdown to tie-in the mill expansion in September of 2014, lower gold grades and reduced mill recoveries. Production costs at the Kittila mine were $24.0 million in the third quarter of 2014 compared with $25.3 million in the third quarter of 2013.

        Gold production decreased to 98,612 ounces in the first nine months of 2014 compared with 104,711 ounces in the first nine months of 2013 due primarily to the scheduled shutdown in September of 2014, lower gold grades and reduced mill recoveries. The decrease in gold production between periods was offset partially by an extended mill shutdown during the third quarter of 2013. Production costs at the Kittila mine were $80.3 million in the first nine months of 2014 compared with $70.8 million in the first nine months of 2013 driven primarily by increased throughput due to the 2013 mill shutdown described above and a strengthening of the Euro relative to the US dollar between periods.

Pinos Altos mine

        At the Pinos Altos mine, gold production decreased 5.9% to 41,155 ounces in the third quarter of 2014 compared with 43,736 ounces in the third quarter of 2013 due primarily to a decrease in tonnes of ore processed. Production costs at the Pinos Altos mine were $29.3 million in the third quarter of 2014, a decrease of 4.0% compared with production costs of $30.5 million in the third quarter of 2013 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in tonnes of ore stacked on the heap leach pad between periods.

        Gold production decreased 3.6% to 130,350 ounces in the first nine months of 2014 compared with 135,283 ounces in the first nine months of 2013 due primarily to lower gold and silver grade and a decrease in ore stacked on the leach pad. Production costs at the Pinos Altos mine were $90.7 million in the first nine months of 2014, an increase of 4.3% compared with production costs of $86.9 million in the first nine months of 2013 driven primarily by a decrease in tonnes of ore stacked on the heap leach pad and a weakening of the Mexican peso relative to the US dollar between periods.

Creston Mascota deposit at Pinos Altos

        On September 30, 2012, the Creston Mascota deposit at Pinos Altos experienced a movement of leached ore from the upper lifts of the Phase One leach pad, resulting in a temporary suspension of active leaching. On March 13, 2013, production resumed at the Creston Mascota deposit at Pinos Altos from the Phase Two leach pad.

        At the Creston Mascota deposit at Pinos Altos, gold production increased 18.3% to 13,377 ounces in the third quarter of 2014 compared with 11,307 ounces in the third quarter of 2013 due primarily to an increase in ore stacked on the heap leach pad, partially offset by lower gold grade. Production costs at the Creston Mascota deposit at Pinos Altos were $7.6 million in the third quarter of 2014 compared with $7.0 million in the third quarter of 2013 due primarily to increased mill throughput resulting from a new agglomerator and overland

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

conveyors in full operation during the third quarter of 2014, partially offset by a weakening of the Mexican peso relative to the US dollar between periods.

        Gold production increased to 34,853 ounces in the first nine months of 2014 compared with 23,361 ounces in the first nine months of 2013 due primarily to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013. Production costs at the Creston Mascota deposit at Pinos Altos were $20.3 million in the first nine months of 2014 compared with $14.4 million in the first nine months of 2013 due primarily to the temporary suspension of active leaching described above, partially offset by a weakening of the Mexican peso relative to the US dollar between periods.

La India mine

        The La India mine achieved commercial production on February 1, 2014. During the three months ended September 30, 2014, the La India mine produced 20,311 ounces of gold and incurred production costs of $11.0 million. During the nine months ended September 30, 2014 the La India mine produced 51,820 ounces of gold, including 3,492 ounces of gold produced prior to the achievement of commercial production, and incurred production costs of $23.8 million.

Liquidity and Capital Resources

        As at September 30, 2014, the Company's cash and cash equivalents, short-term investments and restricted cash totaled $220.9 million compared with $170.0 million at December 31, 2013. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities of greater than three months at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) decreased to $571.4 million at September 30, 2014 compared with $587.8 million at December 31, 2013.

Operating Activities

        Cash provided by operating activities decreased by $17.1 million to $71.2 million in the third quarter of 2014 compared with $88.4 million in the third quarter of 2013 due primarily to a 21.1% increase in production costs and a 6.3% decrease in the average realized price of gold between periods. Partially offsetting these negative impacts on cash provided by operating activities was a 10.6% increase in gold production and the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar on costs between periods.

        Cash provided by operating activities increased to $504.4 million in the first nine months of 2014 compared with $340.3 million in the first nine months of 2013 due primarily to a 34.1% increase in gold production and the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar on costs between periods. Partially offsetting these positive impacts on cash provided by operating activities was a 9.4% decrease in the average realized price of gold and a 12.8% increase in production costs between periods.

Investing Activities

        Cash used in investing activities decreased to $131.7 million in the third quarter of 2014 compared with $153.0 million in the third quarter of 2013 due primarily to a $24.2 million reduction in capital expenditures between periods. The decrease in capital expenditures between periods is mainly attributable to significant construction expenditures incurred in the third quarter of 2013 relating to the La India project and the Goldex mine's M and E Zones and a $16.0 million decrease in capital expenditures at the Meadowbank mine. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013 and at the La India mine in February 2014.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

        In the third quarter of 2014, the Company purchased $13.9 million in available-for-sale securities and warrants compared with $2.8 million in the third quarter of 2013. In the third quarter of 2014, the Company received net proceeds of $0.5 million from the sale of available-for-sale securities compared with nil in the third quarter of 2013. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

        Cash used in investing activities increased to $728.5 million in the first nine months of 2014 compared with $543.3 million in the first nine months of 2013 due primarily to $403.5 million in net cash expenditures associated with the Company's June 16, 2014 joint acquisition of Osisko, partially offset by a $140.5 million reduction in capital expenditures between periods. The decrease in capital expenditures between periods is primarily attributable to significant pre-commercial production construction expenditures incurred in the first nine months of 2013 relating to the La India project and the Goldex mine's M and E Zones and a $43.4 million reduction in sustaining capital expenditures at the Meadowbank mine.

        In the first nine months of 2014, the Company purchased $27.2 million in available-for-sale securities and warrants compared with $55.0 million in the first nine months of 2013. In the first nine months of 2014, the Company received net proceeds of $40.6 million from the sale of available-for-sale securities compared with nil in the first nine months of 2013.

Financing Activities

        Cash used in financing activities of $35.9 million in the third quarter of 2014 compared with cash provided by financing activities of $68.7 million in the third quarter of 2013. The primary driver of the change from cash provided by financing activities in the third quarter of 2013 to cash used in financing activities in the third quarter of 2014 was a $20.0 million net repayment of the Credit Facility during the third quarter of 2014 compared with a $100.0 million net drawdown on the Credit Facility during the third quarter of 2013, partially offset by an $18.1 million reduction in dividends paid between periods.

        Cash provided by financing activities of $247.9 million in the first nine months of 2014 compared with cash provided by financing activities of $17.9 million in the first nine months of 2013. The primary drivers of the change between periods were a $300.0 million net drawdown on the Credit Facility during the first nine months of 2014 compared with a $120.0 million net drawdown on the Credit Facility during the first nine months of 2013 and a $54.8 million reduction in dividends paid between periods.

        On July 30, 2014, the Company declared a cash dividend payable on September 16, 2014. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2014, the Company paid dividends of $14.5 million compared with $32.6 million in the third quarter of 2013. In the first nine months of 2014, the Company paid dividends of $39.5 million compared with $94.3 million in the first nine months of 2013. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility").

        On September 5, 2014, the Company amended and restated its $1.2 billion Credit Facility, extending the maturity date from June 22, 2017 to June 22, 2019 and amending pricing terms. As at September 30, 2014, the Company's outstanding balance under the Credit Facility was $500.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.1 million at September 30, 2014. As at September 30, 2014, $698.9 million was available for future drawdown under the Credit Facility.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

        On November 5, 2013, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (the "Letter of Credit Facility"). The amount available under the Letter of Credit Facility increased from C$150.0 million to C$175.0 million. The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at September 30, 2014, $161.3 million had been drawn under the Letter of Credit Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

        As a result of its June 16, 2014 joint acquisition of Osisko, Agnico Eagle assumed the following attributable debt instruments:

  •
  A loan totaling C$75.0 million ($69.1 million) with scheduled C$20.0 million repayments on June 30, 2015, June 30, 2016 and June 30, 2017 and a 6.875% interest rate. A scheduled repayment of C$15.0 million ($14.1 million) was made subsequent to acquisition in June 2014, resulting in attributable outstanding principal of $53.5 million as at September 30, 2014. On September 29, 2014, the Canadian Malartic General Partnership amended the acquired loan (the "CMGP Loan") with no change to maturity or pricing terms.

  •
  Capital lease obligations of C$38.3 million ($35.3 million) with a November 2017 maturity and a 7.5% interest rate. As at September 30, 2014, the Company's attributable capital lease obligations amounted to $35.2 million.

  •
  Convertible debentures with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate. As at the June 16, 2014 acquisition date, the convertible debentures had an attributable fair value of $40.7 million. As at September 30, 2014, the convertible debentures had principal outstanding of $33.5 million and an attributable fair value of $36.5 million.

  •
  A loan totaling C$2.1 million ($2.0 million) with monthly repayments scheduled through the first quarter of 2015 and a 0.0% interest rate. As at September 30, 2014, the Company's attributable loan principal outstanding amounted to $1.1 million.

        The Company was in compliance with all covenants contained within the Credit Facility, Letter of Credit Facility, 2012 Notes and 2010 Notes as at September 30, 2014. Canadian Malartic General Partnership was in compliance with all CMGP Loan covenants as at September 30, 2014.

        The Company issued common shares for gross proceeds of $9.1 million in the third quarter of 2014 attributable to the Company's employee stock option plan exercises, the incentive share purchase plan and the dividend re-investment plan. In the third quarter of 2013, the Company issued common shares for gross proceeds of $3.9 million due to issuances under the Company's incentive share purchase plan and dividend re-investment plan. Gross proceeds from the issuance of common shares amounted to $25.0 million for the first nine months of 2014 and $19.8 million for the first nine months of 2013.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including gold mining, have been affected by weak economic conditions and volatile financial markets. Continuation of volatility in world markets could have a significant impact on Agnico Eagle's business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and Agnico Eagle's overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity investments.

Recently Adopted and Recently Issued Accounting Pronouncements and Developments

        See note 3 to the Company's condensed interim consolidated financial statements for recently adopted and recently issued accounting pronouncements and developments.

International Financial Reporting Standards

        The Company has adopted IFRS as its basis of accounting, replacing US GAAP effective July 1, 2014. As a result, Agnico Eagle's condensed interim consolidated financial statements for the third quarter of 2014 are reported in accordance with IFRS, with comparative information restated under IFRS and a transition date of January 1, 2013.

        Generally Accepted Accounting Principles ("GAAP") for Canadian publicly accountable enterprises became IFRS as issued by the International Accounting Standards Board in 2011 and the US Securities and Exchange Commission ("SEC") in the United States accepts financial statements prepared in accordance with IFRS without reconciliation to US GAAP from foreign private issuers. Accordingly, Agnico Eagle decided to convert its basis of accounting to IFRS to enhance the comparability of its financial statements to the Company's peers in the mining industry.

        Agnico Eagle developed and executed a detailed IFRS conversion plan including an assessment phase, an impact analysis and design phase and an implementation phase. Each IFRS conversion plan phase included key activities that have now been completed, culminating in the reporting of the Company's condensed interim consolidated financial statements in accordance with IFRS for the third quarter of 2014.

Reconciliations from US GAAP to IFRS

        The Company's condensed interim consolidated financial statements for the third quarter of 2014 include the following reconciliations from Agnico Eagle's previous US GAAP basis of accounting to IFRS:

  •
  Total equity as at the January 1, 2013 transition date;

  •
  Total equity as at September 30, 2013;

  •
  Total equity as at December 31, 2013;

  •
  Net income and other comprehensive income for the three and nine months ended September 30, 2013; and

  •
  Net loss and other comprehensive income for the year ended December 31, 2013.

IFRS accounting policies

        Agnico Eagle's significant IFRS accounting policies are disclosed in the Summary of Significant Accounting Policies note to the condensed interim consolidated financial statements. Significant accounting policy changes as a result of adopting IFRS are disclosed in the explanatory notes following the reconciliations between US GAAP and IFRS in the Transition to IFRS note to the condensed interim consolidated financial statements.

        In preparing these condensed interim consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1"), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. Optional IFRS 1 exemptions applied by Agnico Eagle are disclosed in the Transition to IFRS note to the condensed interim consolidated financial statements.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal controls over financial reporting. This evaluation is completed under the supervision of, and with the participation of, the President and Chief Executive Officer ("CEO") and the Senior Vice-President, Finance and Chief Financial Officer ("CFO").

        Management of the Company, with the participation of the CEO and CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the third quarter of 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs per ounce of gold produced, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income (loss) as recorded in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2014	2013	2014	2013
Net income (loss) for the period — basic	$(15,050)	$74,918	$104,253	$93,567

Net income (loss) for the period — diluted	$(21,572)	$74,918	$101,651	$93,567

Impairment loss on available-for-sale securities	462	299	2,881	28,607
Gain on sale of available-for-sale securities	(83)	—	(5,372)	—
Foreign currency translation (gain) loss	(4,679)	2,548	(3,170)	3,161
Stock options expense	3,481	5,106	16,630	20,460
Mark-to-market loss (gain) on warrants	6,254	(2,226)	928	(468)
Loss on settlement of warrants	4,679	—	4,865	159
Mark-to-market gain on convertible debentures acquired from Osisko(i)	(6,971)	—	(3,125)	—
Income and mining taxes adjustments	11,253	(2,356)	4,459	(1,424)
Other	4,916	2,300	5,305	12,335

Adjusted net income for the period — basic	$4,262	$80,589	$127,654	$156,397

Adjusted net income for the period — diluted	$4,711	$80,589	$128,177	$156,397

Net income (loss) per share — basic	$(0.07)	$0.43	$0.55	$0.54
Net income (loss) per share — diluted	$(0.10)	$0.43	$0.53	$0.54
Adjusted net income per share — basic	$0.02	$0.47	$0.67	$0.91
Adjusted net income per share — diluted	$0.02	$0.46	$0.67	$0.90

Note:

(i)
Adjustment for mark-to-market gain on convertible debentures acquired from Osisko is excluded from the calculation of adjusted net income for the period on a diluted basis as it is already incorporated in the calculation of net income (loss) for the period on a diluted basis.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis,

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is presented on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is the method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced and minesite costs per tonne have been restated to conform with IFRS for all reported periods.

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs per the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss)	$269,793	$222,774	$717,242	$635,587
Adjusted production costs:
LaRonde mine	47,070	57,939	141,107	175,579
Lapa mine	13,887	17,219	43,593	52,004
Goldex mine(i)	16,222	—	47,486	—
Meadowbank mine	72,838	84,858	203,725	235,885
Canadian Malartic mine(ii)	47,882	—	66,215	—
Kittila mine(iii)	23,963	25,283	80,347	52,347
Pinos Altos mine	29,293	30,499	90,652	86,917
Creston Mascota deposit at Pinos Altos(iv)	7,644	6,976	20,278	11,346
La India mine(v)	10,994	—	23,839	—

Total	$269,793	$222,774	$717,242	$614,078

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(vi) by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced(vi)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$47,070	$57,939	$141,107	$175,579
Adjustments:
Inventory and other adjustments(vii)	2,273	8,601	21,437	23,486

Cash operating costs (co-product basis)	$49,343	$66,540	$162,544	$199,065
By-product metal revenues	(17,078)	(31,595)	(60,722)	(93,132)

Cash operating costs (by-product basis)	$32,265	$34,945	$101,822	$105,933
Gold production (ounces)	37,490	45,253	145,336	130,445
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$1,316	$1,470	$1,118	$1,526

By-product basis	$861	$772	$701	$812

Lapa Mine — Total Cash Costs per Ounce of Gold Produced(vi)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$13,887	$17,219	$43,593	$52,004
Adjustments:
Inventory and other adjustments(vii)	1,141	(514)	2,608	(208)

Cash operating costs (co-product basis)	$15,028	$16,705	$46,201	$51,796
By-product metal revenues	(3)	(2)	(6)	(20)

Cash operating costs (by-product basis)	$15,025	$16,703	$46,195	$51,776
Gold production (ounces)	24,781	24,361	67,011	74,407
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$606	$686	$689	$696

By-product basis	$606	$686	$689	$696

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

Goldex Mine — Total Cash Costs per Ounce of Gold Produced(i)(vi)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$16,222	$—	$47,486	$—
Adjustments:
Inventory and other adjustments(vii)	(147)	—	(559)	—

Cash operating costs (co-product basis)	$16,075	$—	$46,927	$—
By-product metal revenues	(5)	—	(16)	—

Cash operating costs (by-product basis)	$16,070	$—	$46,911	$—
Gold production (ounces)	27,611	—	70,970	—
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$582	$—	$661	$—

By-product basis	$582	$—	$661	$—

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced(vi)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$72,838	$84,858	$203,725	$235,885
Adjustments:
Inventory and other adjustments(vii)	(1,136)	(2,884)	3,344	(267)

Cash operating costs (co-product basis)	$71,702	$81,974	$207,069	$235,618
By-product metal revenues	(570)	(559)	(1,615)	(1,751)

Cash operating costs (by-product basis)	$71,132	$81,415	$205,454	$233,867
Gold production (ounces)	91,557	133,489	366,162	307,180
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$783	$614	$566	$767

By-product basis	$777	$610	$561	$761

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

Canadian Malartic Mine — Total Cash Costs per Ounce of Gold Produced(ii)(vi)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$47,882	$—	$66,215	$—
Adjustments:
Inventory and other adjustments(vii)(viii)	935	—	(9,762)	—

Cash operating costs (co-product basis)	$48,817	$—	$56,453	$—
By-product metal revenues	(1,213)	—	(1,541)	—

Cash operating costs (by-product basis)	$47,604	$—	$54,912	$—
Gold production (ounces)	64,761	—	76,639	—
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$754	$—	$737	$—

By-product basis	$735	$—	$717	$—

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(iii)(vi)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$23,963	$25,283	$80,347	$52,347
Adjustments:
Inventory and other adjustments(vii)	2,915	3,832	4,677	3,726

Cash operating costs (co-product basis)	$26,878	$29,115	$85,024	$56,073
By-product metal revenues	(26)	(9)	(87)	(41)

Cash operating costs (by-product basis)	$26,852	$29,106	$84,937	$56,032
Gold production (ounces)	28,230	56,177	98,612	99,322
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$952	$518	$862	$565

By-product basis	$951	$518	$861	$564

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(vi)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$29,293	$30,499	$90,652	$86,917
Adjustments:
Inventory and other adjustments(vii)	485	80	1,395	1,119

Cash operating costs (co-product basis)	$29,778	$30,579	$92,047	$88,036
By-product metal revenues	(7,344)	(13,260)	(25,229)	(40,954)

Cash operating costs (by-product basis)	$22,434	$17,319	$66,818	$47,082
Gold production (ounces)	41,155	43,736	130,350	135,283
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$724	$699	$706	$651

By-product basis	$545	$396	$513	$348

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(iv)(vi)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$7,644	$6,976	$20,278	$11,346
Adjustments:
Inventory and other adjustments(vii)	233	(510)	1,317	706

Cash operating costs (co-product basis)	$7,877	$6,466	$21,595	$12,052
By-product metal revenues	(442)	(308)	(1,152)	(515)

Cash operating costs (by-product basis)	$7,435	$6,158	$20,443	$11,537
Gold production (ounces)	13,377	11,307	34,853	21,454
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$589	$572	$620	$562

By-product basis	$556	$545	$587	$538

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

La India Mine — Total Cash Costs per Ounce of Gold Produced(v)(vi)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$10,994	$—	$23,839	$—
Adjustments:
Inventory and other adjustments(vii)	869	—	1,685	—

Cash operating costs (co-product basis)	$11,863	$—	$25,524	$—
By-product metal revenues	(746)	—	(2,175)	—

Cash operating costs (by-product basis)	$11,117	$—	$23,349	$—
Gold production (ounces)	20,311	—	48,328	—
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$584	$—	$528	$—

By-product basis	$547	$—	$483	$—

Reconciliation of Production Costs to Minesite Costs per Tonne(ix) by Mine

LaRonde Mine — Minesite Costs per Tonne(ix)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014		Three Months Ended September 30, 2013		Nine Months Ended September 30, 2014		Nine Months Ended September 30, 2013
Production costs		$47,070		$57,939		$141,107		$175,579
Inventory adjustment(x)		(3,488)		(1,666)		326		(5,772)

Minesite operating costs		$43,582		$56,273		$141,433		$169,807
Minesite operating costs (thousands of C$)	C$	47,474	C$	58,438	C$	154,785	C$	173,810
Tonnes of ore milled (thousands of tonnes)		426		547		1,547		1,700

Minesite costs per tonne (C$)(ix)	C$	111	C$	107	C$	100	C$	102

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

Lapa Mine — Minesite Costs per Tonne(ix)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014		Three Months Ended September 30, 2013		Nine Months Ended September 30, 2014		Nine Months Ended September 30, 2013
Production costs		$13,887		$17,219		$43,593		$52,004
Inventory adjustment(x)		1,086		(547)		2,544		(310)

Minesite operating costs		$14,973		$16,672		$46,137		$51,694
Minesite operating costs (thousands of C$)	C$	16,310	C$	17,314	C$	50,492	C$	52,913
Tonnes of ore milled (thousands of tonnes)		157		154		477		473

Minesite costs per tonne (C$)(ix)	C$	104	C$	112	C$	106	C$	112

Goldex Mine — Minesite Costs per Tonne(i)(ix)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014		Three Months Ended September 30, 2013		Nine Months Ended September 30, 2014		Nine Months Ended September 30, 2013
Production costs		$16,222		$—		$47,486		$—
Inventory adjustment(x)		(175)		—		(507)		—

Minesite operating costs		$16,047		$—		$46,979		$—
Minesite operating costs (thousands of C$)	C$	17,481	C$	—	C$	51,414	C$	—
Tonnes of ore milled (thousands of tonnes)		538		—		1,542		—

Minesite costs per tonne (C$)(ix)	C$	32	C$	—	C$	33	C$	—

Meadowbank Mine — Minesite Costs per Tonne(ix)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014		Three Months Ended September 30, 2013		Nine Months Ended September 30, 2014		Nine Months Ended September 30, 2013
Production costs		$72,838		$84,858		$203,725		$235,885
Inventory adjustment(x)		(1,224)		(3,120)		3,716		(990)

Minesite operating costs		$71,614		$81,738		$207,441		$234,895
Minesite operating costs (thousands of C$)	C$	78,009	C$	84,880	C$	227,023	C$	240,596
Tonnes of ore milled (thousands of tonnes)		1,057		1,047		3,102		3,095

Minesite costs per tonne (C$)(ix)	C$	74	C$	81	C$	73	C$	78

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

Canadian Malartic Mine — Minesite Costs per Tonne(ii)(ix)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014		Three Months Ended September 30, 2013		Nine Months Ended September 30, 2014		Nine Months Ended September 30, 2013
Production costs		$47,882		$—		$66,215		$—
Inventory adjustment(viii)(x)		719		—		(10,029)		—

Minesite operating costs		$48,601		$—		$56,186		$—
Minesite operating costs (thousands of C$)	C$	52,942	C$	—	C$	61,491	C$	—
Tonnes of ore milled (thousands of tonnes)		2,417		—		2,815		—

Minesite costs per tonne (C$)(ix)	C$	22	C$	—	C$	22	C$	—

Kittila Mine — Minesite Costs per Tonne(iii)(ix)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$23,963	$25,283	$80,347	$52,347
Inventory adjustment(x)	2,817	3,759	4,313	3,465

Minesite operating costs	$26,780	$29,042	$84,660	$55,812
Minesite operating costs (thousands of €)	€20,217	€21,893	€62,488	€42,473
Tonnes of ore milled (thousands of tonnes)	235	307	790	574

Minesite costs per tonne (€)(ix)	€86	€71	€79	€74

Pinos Altos Mine — Minesite Costs per Tonne(ix)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$29,293	$30,499	$90,652	$86,917
Inventory adjustment(x)	96	(987)	(1)	(1,493)

Minesite operating costs	$29,389	$29,512	$90,651	$85,424
Tonnes of ore processed (thousands of tonnes)	607	661	1,887	2,052

Minesite costs per tonne (US$)(ix)	$48	$45	$48	$42

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(iv)(ix)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$7,644	$6,976	$20,278	$11,346
Inventory adjustment(x)	115	(605)	1,033	541

Minesite operating costs	$7,759	$6,371	$21,311	$11,887
Tonnes of ore processed (thousands of tonnes)	469	335	1,243	698

Minesite costs per tonne (US$)(ix)	$17	$19	$17	$17

La India Mine — Minesite Costs per Tonne(v)(ix)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Production costs	$10,994	$—	$23,839	$—
Inventory adjustment(x)	851	—	1,430	—

Minesite operating costs	$11,845	$—	$25,269	$—
Tonnes of ore processed (thousands of tonnes)	1,190	—	3,015	—

Minesite costs per tonne (US$)(ix)	$10	$—	$8	$—

Notes:

(i)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(ii)
On June 16, 2014, the Company and Yamana Gold Inc. ("Yamana") completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation by way of their previously announced court-approved plan of arrangement ("the Arrangement"). As a result of the Arrangement, Agnico Eagle and Yamana each own 50.0% of Canadian Malartic General Partnership, which operates the Canadian Malartic mine, and have formed a joint committee to manage its operations. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(iii)
Excludes the Kittila mine's results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,297,000 in production costs during the second quarter of 2013, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(iv)
Excludes the Creston Mascota deposit at Pinos Altos' results for the first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,212,000 in production costs during the first quarter of 2013, which were excluded from total cash costs per ounce of gold produced and minesite cost per tonne.

(v)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(vi)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

  ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(viii)
For the second quarter of 2014 the Canadian Malartic inventory adjustment includes a fair value increment on finished goods inventories related to the preliminary purchase price allocation as part of the acquisition of the Canadian Malartic assets.

(ix)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(x)
This inventory adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Based on the recommendations of the World Gold Council in 2013, the Company has modified its calculation of all-in sustaining costs per ounce of gold produced for 2014. All-in sustaining costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three and nine months ended September 30, 2014

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and nine months ended September 30, 2014 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2014
Production costs per the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) (thousands of United States dollars)	$269,793	$717,242
Adjusted gold production (ounces)(i)	349,273	1,038,261
Production costs per ounce of adjusted gold production:(i)	$772	$691
Adjustments:
Inventory and other adjustments(ii)	22	25

Total cash costs per ounce of gold produced (co-product basis)(iii)	$794	$716

By-product metal revenues	(78)	(89)

Total cash costs per ounce of gold produced (by-product basis)(iii)	$716	$627

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	267	227
General and administrative expenses (including stock options)	72	89
Non-cash reclamation provision	4	4

All-in sustaining costs per ounce of gold produced (by-product basis)	$1,059	$947

By-product metal revenues	78	89

All-in sustaining costs per ounce of gold produced (co-product basis)	$1,137	$1,036

Notes:

(i)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(ii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Operating margin(i) by mine:
Northern Business
LaRonde mine	$14,696	$25,461	$86,523	$74,015
Lapa mine	13,748	15,303	38,140	53,654
Goldex mine(ii)	17,237	—	40,045	—
Meadowbank mine	52,504	90,658	265,193	192,240
Canadian Malartic mine(iii)	33,224	—	36,892	—
Kittila mine	12,128	39,150	45,315	83,863
Southern Business
Pinos Altos mine	28,837	40,529	101,318	148,020
Creston Mascota deposit at Pinos Altos	8,032	10,445	23,173	13,787
La India mine(iv)	13,189	—	39,835	—

Total operating margin(i)	193,595	221,546	676,434	565,579
Amortization of property, plant and mine development	117,396	79,266	294,533	223,102
Exploration, corporate and other	69,884	53,725	195,051	200,389

Income before income and mining taxes	6,315	88,555	186,850	142,088
Income and mining taxes expense	21,365	13,637	82,597	48,521

Net income (loss) for the period	$(15,050)	$74,918	$104,253	$93,567

Net income (loss) per share — basic (US$)	$(0.07)	$0.43	$0.55	$0.54
Net income (loss) per share — diluted (US$)	$(0.10)	$0.43	$0.53	$0.54
Cash flows:
Cash provided by operating activities	$71,244	$88,365	$504,368	$340,254
Cash used in investing activities	$(131,662)	$(153,012)	$(728,493)	$(543,292)
Cash provided by (used in) financing activities	$(35,943)	$68,745	$247,921	$17,918
Realized prices (US$):
Gold (per ounce)	$1,249	$1,333	$1,284	$1,418
Silver (per ounce)	$17.72	$21.84	$19.33	$23.11
Zinc (per tonne)	$2,365	$1,874	$2,227	$1,891
Copper (per tonne)	$7,500	$7,330	$6,842	$7,122

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Payable production(v):
Gold (ounces):
Northern Business
LaRonde mine	37,490	45,253	145,336	130,445
Lapa mine	24,781	24,361	67,011	74,407
Goldex mine(ii)	27,611	1,505	70,970	1,505
Meadowbank mine	91,557	133,489	366,162	307,180
Canadian Malartic mine(iii)	64,761	—	76,639	—
Kittila mine	28,230	56,177	98,612	104,711
Southern Business
Pinos Altos mine	41,155	43,736	130,350	135,283
Creston Mascota deposit at Pinos Altos	13,377	11,307	34,853	23,361
La India mine(iv)	20,311	—	51,820	—

Total gold (ounces)	349,273	315,828	1,041,753	776,892

Silver (thousands of ounces):
Northern Business
LaRonde mine	224	571	918	1,606
Meadowbank mine	34	26	85	71
Canadian Malartic mine(iii)	66	—	76	—
Kittila mine	1	2	4	4
Southern Business
Pinos Altos mine	425	600	1,307	1,818
Creston Mascota deposit at Pinos Altos	26	14	60	31
La India mine(iv)	44	—	111	—

Total Silver (thousands of ounces)	820	1,213	2,561	3,530

Zinc (tonnes)	2,230	3,648	8,083	15,342
Copper (tonnes)	989	1,241	3,601	3,603
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	39,279	47,185	145,494	133,726
Lapa mine	22,422	24,306	64,035	73,889
Goldex mine(ii)	26,762	—	68,624	—
Meadowbank mine	98,604	132,010	364,282	299,820
Canadian Malartic mine(iii)	60,093	—	76,470	—
Kittila mine	28,209	48,027	97,157	105,119
Southern Business
Pinos Altos mine	41,143	44,554	131,011	137,847
Creston Mascota deposit at Pinos Altos	12,793	12,761	33,758	21,460
La India mine(iv)	19,265	—	48,922	—

Total gold (ounces)	348,570	308,843	1,029,753	771,862

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Silver (thousands of ounces):
Northern Business
LaRonde mine	249	584	911	1,654
Meadowbank mine	32	26	84	71
Canadian Malartic mine(iii)	57	—	72	—
Kittila mine	1	1	4	4
Southern Business
Pinos Altos mine	430	588	1,367	1,814
Creston Mascota deposit at Pinos Altos	18	16	50	30
La India mine(iv)	42	—	102	—

Total Silver (thousands of ounces)	829	1,215	2,590	3,573

Zinc (tonnes)	3,936	3,030	8,067	15,309
Copper (tonnes)	988	1,253	3,604	3,611
Total cash costs per ounce of gold produced — Co-product basis (US$)(vi):
Northern Business
LaRonde mine	$1,316	$1,470	$1,118	$1,526
Lapa mine	606	686	689	696
Goldex mine(ii)	582	—	661	—
Meadowbank mine	783	614	566	767
Canadian Malartic mine(iii)	754	—	737	—
Kittila mine(vii)	952	518	862	565
Southern Business
Pinos Altos mine	724	699	706	651
Creston Mascota deposit at Pinos Altos(viii)	589	572	620	562
La India mine(iv)	584	—	528	—

Weighted average total cash costs per ounce of gold produced	$794	$733	$716	$832

Total cash costs per ounce of gold produced — By-product basis (US$)(vi):
Northern Business
LaRonde mine	$861	$772	$701	$812
Lapa mine	606	686	689	696
Goldex mine(ii)	582	—	661	—
Meadowbank mine	777	610	561	761
Canadian Malartic mine(iii)	735	—	717	—
Kittila mine(vii)	951	518	861	564
Southern Business
Pinos Altos mine	545	396	513	348
Creston Mascota deposit at Pinos Altos(viii)	556	545	587	538
La India mine(iv)	547	—	483	—

Weighted average total cash costs per ounce of gold produced	$716	$591	$627	$659

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs, exclusive of amortization.

(ii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(iii)
On June 16, 2014, the Company and Yamana Gold Inc. ("Yamana") completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation by way of their previously announced court-approved plan of arrangement ("the Arrangement"). As a result of the Arrangement, Agnico Eagle and Yamana each own 50.0% of Canadian Malartic General Partnership, which operates the Canadian Malartic mine, and have formed a joint committee to manage its operations. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(iv)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(v)
Payable production (a non-GAAP financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(vi)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)
Excludes the Kittila mine's results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.

(viii)
Excludes total cash costs per ounce of gold produced for the Creston Mascota deposit at Pinos Altos in the first quarter of 2013 as a temporary suspension of active leaching was required between October 1, 2012 and March 13, 2013 due to an unexpected movement of leached ore at the Phase One leach pad.

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014
	(US GAAP)(i)	(IFRS)	(IFRS)	(IFRS)	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Operating margin(ii):
Revenues from mining operations	$449,383	$420,423	$336,423	$444,320	$437,240	$491,767	$438,521	$463,388
Production costs	242,363	206,380	206,433	222,774	230,495	218,066	229,383	269,793

Total operating margin(ii)	207,020	214,043	129,990	221,546	206,745	273,701	209,138	193,595
Operating margin(ii) by mine:
Northern Business
LaRonde mine	35,363	33,012	15,544	25,461	27,245	45,425	26,402	14,696
Lapa mine	20,755	21,774	16,576	15,303	18,142	15,340	9,050	13,748
Goldex mine(iii)	—	—	—	—	6,079	9,525	13,283	17,237
Meadowbank mine	36,170	55,124	46,459	90,658	80,819	123,961	88,728	52,504
Canadian Malartic mine(iv)	—	—	—	—	—	—	3,668	33,224
Kittila mine	53,199	44,861	(171)	39,150	27,926	19,003	14,184	12,128
Southern Business
Pinos Altos mine	61,092	61,447	46,044	40,529	38,224	39,064	33,417	28,837
Creston Mascota deposit at Pinos Altos	441	(2,175)	5,538	10,445	8,310	7,714	7,428	8,032
La India mine(v)	—	—	—	—	—	13,669	12,978	13,189

Total operating margin(ii)	207,020	214,043	129,990	221,546	206,745	273,701	209,138	193,595
Amortization of property, plant and mine development	72,680	70,759	73,077	79,266	90,788	83,481	93,656	117,396
Impairment loss	—	—	—	—	1,014,687	—	—	—
Exploration, corporate and other	36,232	73,251	73,413	53,725	61,644	43,502	81,665	69,884

Income (loss) before income and mining taxes	98,108	70,033	(16,500)	88,555	(960,374)	146,718	33,817	6,315
Income and mining taxes expense (recovery)	15,338	23,831	11,053	13,637	(180,103)	43,661	17,571	21,365

Net income (loss) for the period	$82,770	$46,202	$(27,553)	$74,918	$(780,271)	$103,057	$16,246	$(15,050)

Net income (loss) per share — basic (US$)	$0.48	$0.27	$(0.16)	$0.43	$(4.49)	$0.59	$0.09	$(0.07)
Net income (loss) per share — diluted (US$)	$0.48	$0.27	$(0.16)	$0.43	$(4.49)	$0.59	$0.09	$(0.10)
Cash flows:
Cash provided by operating activities	$105,964	$164,450	$87,439	$88,365	$140,788	$250,396	$182,728	$71,244
Cash used in investing activities	$(96,792)	$(159,857)	$(230,423)	$(153,012)	$(143,927)	$(108,288)	$(488,543)	$(131,662)
Cash provided by (used in) financing activities	$14,136	$(69,504)	$18,677	$68,745	$30,811	$(98,086)	$381,950	$(35,943)

Notes:

(i)
As the three months ended December 31, 2012 occurred prior to the Company's January 1, 2013 US GAAP to IFRS transition date, summarized quarterly data has been presented in accordance with US GAAP for this period.

(ii)
Operating margin is calculated as revenues from mining operations less production costs.

(iii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(iv)
On June 16, 2014, the Company and Yamana Gold Inc. ("Yamana") completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation by way of their previously announced court-approved plan of arrangement ("the Arrangement"). As a result of the Arrangement, Agnico Eagle and Yamana each own 50.0% of Canadian Malartic General Partnership, which operates the Canadian Malartic mine, and have formed a joint committee to manage its operations. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(v)
The La India mine achieved commercial production on February 1, 2014.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts, IFRS basis)
(Unaudited)

	As at September 30, 2014	As at December 31, 2013	As at January 1, 2013
ASSETS
Current assets:
Cash and cash equivalents	$158,823	$139,101	$298,068
Short-term investments	6,821	2,217	8,490
Restricted cash	33,615	28,723	25,450
Trade receivables (note 5)	61,728	67,300	67,750
Inventories (note 6)	452,335	345,083	326,102
Income taxes recoverable	1,540	18,682	19,313
Available-for-sale securities (notes 5 and 7)	64,725	74,581	44,719
Fair value of derivative financial instruments (notes 5 and 13)	3,227	5,590	2,112
Other current assets	130,176	116,992	92,977

Total current assets	912,990	798,269	884,981
Non-current assets:
Restricted cash	21,631	—	—
Goodwill (note 17)	638,393	39,017	229,279
Property, plant and mine development (note 8)	5,057,099	3,694,461	4,220,289
Other assets	44,756	48,334	34,422

Total assets	$6,674,869	$4,580,081	$5,368,971

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$224,048	$173,374	$185,329
Reclamation provision (note 16)	2,798	3,452	16,816
Dividends payable	—	—	37,905
Interest payable (note 12)	21,095	13,803	13,602
Income taxes payable	15,369	7,523	10,061
Finance lease obligations	22,308	12,035	12,955
Current portion of long-term debt (note 12)	55,426	—	—
Fair value of derivative financial instruments (notes 5 and 13)	535	323	277

Total current liabilities	341,579	210,510	276,945

Non-current liabilities:
Long-term debt (note 12)	1,323,056	987,356	814,164
Reclamation provision (note 16)	241,641	184,009	185,741
Deferred income and mining tax liabilities	756,310	453,411	632,863
Other liabilities	42,515	27,389	26,056

Total liabilities	2,705,101	1,862,675	1,935,769

EQUITY
Common shares (note 9):
Outstanding — 210,091,009 common shares issued, less 1,060,386 shares held in trust	4,469,249	3,294,007	3,241,922
Stock options (notes 9 and 10)	197,291	184,078	157,875
Warrants	—	—	24,858
Contributed surplus	37,254	37,254	15,665
Retained earnings (deficit)	(740,445)	(800,074)	592
Accumulated other comprehensive income (loss) (note 9)	6,419	2,141	(7,710)

Total equity	3,969,768	2,717,406	3,433,202

Total liabilities and equity	$6,674,869	$4,580,081	$5,368,971

Commitments and contingencies (note 14)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(thousands of United States dollars, except per share amounts, IFRS basis)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
REVENUES
Revenues from mining operations	$463,388	$444,320	$1,393,676	$1,201,166
COSTS, EXPENSES AND OTHER INCOME
Production(i)	269,793	222,774	717,242	635,587
Exploration and corporate development	20,521	15,550	41,566	35,447
Amortization of property, plant and mine development (note 8)	117,396	79,266	294,533	223,102
General and administrative	24,991	23,997	92,776	87,868
Impairment loss on available-for-sale securities (note 7)	462	299	2,881	28,607
Finance costs (note 12)	20,852	15,954	55,249	45,698
Loss (gain) on derivative financial instruments (note 13)	7,908	(4,457)	3,644	(2,733)
Gain on sale of available-for-sale securities (note 7)	(83)	—	(5,372)	—
Environmental remediation	8,490	—	9,163	—
Foreign currency translation (gain) loss	(4,679)	2,548	(3,170)	3,161
Other (income) expenses	(8,578)	(166)	(1,686)	2,341

Income before income and mining taxes	6,315	88,555	186,850	142,088
Income and mining taxes expense	21,365	13,637	82,597	48,521

Net income (loss) for the period	$(15,050)	$74,918	$104,253	$93,567

Net income (loss) per share — basic (note 9)	$(0.07)	$0.43	$0.55	$0.54

Net income (loss) per share — diluted (note 9)	$(0.10)	$0.43	$0.53	$0.54

Cash dividends declared per common share	$0.08	$0.22	$0.24	$0.44

COMPREHENSIVE INCOME (LOSS)
Net income (loss) for the period	$(15,050)	$74,918	$104,253	$93,567

Other comprehensive income (loss):
Items that may be reclassified subsequently to net income (loss):
Available-for-sale securities and other investments:
Unrealized (loss) gain	(19,513)	11,530	6,769	(9,445)
Reclassification to impairment loss on available-for-sale securities (note 7)	462	299	2,881	28,607
Reclassification to realized gain on sale of available-for-sale securities (note 7)	(83)	—	(5,372)	—

Other comprehensive income (loss) for the period	(19,134)	11,829	4,278	19,162

Comprehensive income (loss) for the period	$(34,184)	$86,747	$108,531	$112,729

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts, IFRS basis)
(Unaudited)

	Common Shares Oustanding
							Accumulated Other Comprehensive Income (Loss)
			Stock Options		Contributed Surplus	Retained Earnings (Deficit)		Total Equity
	Shares	Amount		Warrants
Balance January 1, 2013	172,102,870	$3,241,922	$157,875	$24,858	$15,665	$592	$(7,710)	$3,433,202

Net income	—	—	—	—	—	93,567	—	93,567
Other comprehensive income	—	—	—	—	—	—	19,162	19,162

Total comprehensive income	—	—	—	—	—	93,567	19,162	112,729

Transactions with owners:
Shares issued under employee stock option plan (notes 9 and 10)	213,500	9,765	(3,292)	—	—	—	—	6,473
Stock options (notes 9 and 10)	—	—	24,927	—	—	—	—	24,927
Shares issued under incentive share purchase plan	592,652	17,638	—	—	—	—	—	17,638
Shares issued under dividend reinvestment plan	628,023	20,040	—	—	—	—	—	20,040
Dividends declared ($0.44 per share)	—	—	—	—	—	(76,181)	—	(76,181)
Restricted share unit plan (note 9)	(108,714)	(9,717)	—	—	—	—	—	(9,717)

Balance September 30, 2013	173,428,331	$3,279,648	$179,510	$24,858	$15,665	$17,978	$11,452	$3,529,111

Balance December 31, 2013	173,953,975	$3,294,007	$184,078	$—	$37,254	$(800,074)	$2,141	$2,717,406

Net income	—	—	—	—	—	104,253	—	104,253
Other comprehensive income	—	—	—	—	—	—	4,278	4,278

Total comprehensive income	—	—	—	—	—	104,253	4,278	108,531

Transactions with owners:
Shares issued under employee stock option plan (notes 9 and 10)	582,925	21,083	(4,262)	—	—	—	—	16,821
Stock options (notes 9 and 10)	—	—	17,475	—	—	—	—	17,475
Shares issued under incentive share purchase plan	367,802	11,935	—	—	—	—	—	11,935
Shares issued under dividend reinvestment plan	164,227	5,289	—	—	—	—	—	5,289
Shares issued for joint acquisition of Osisko (note 17)	34,794,892	1,164,237	—	—	—	—	—	1,164,237
Common shares held in depository relating to convertible debentures acquired from Osisko (notes 9 and 17)	(871,680)	(29,166)	—	—	—	—	—	(29,166)
Dividends declared ($0.24 per share)	—	—	—	—	—	(44,624)	—	(44,624)
Restricted share unit plan (note 9)	38,482	1,864	—	—	—	—	—	1,864

Balance September 30, 2014	209,030,623	$4,469,249	$197,291	$—	$37,254	$(740,445)	$6,419	$3,969,768

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, IFRS basis)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
OPERATING ACTIVITIES
Net income (loss) for the period	$(15,050)	$74,918	$104,253	$93,567
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development (note 8)	117,396	79,266	294,533	223,102
Deferred income and mining taxes	6,982	12,762	26,189	28,441
Gain on sale of available-for-sale securities (note 7)	(83)	—	(5,372)	—
Stock-based compensation (note 10)	7,552	10,153	30,032	35,619
Impairment loss on available-for-sale securities (note 7)	462	299	2,881	28,607
Foreign currency translation (gain) loss	(4,679)	2,548	(3,170)	3,161
Other	19,065	(1,050)	26,971	11,054
Adjustment for settlement of reclamation provision	(2,456)	(2,845)	(3,491)	(8,387)
Changes in non-cash working capital balances:
Trade receivables	6,972	(4,170)	15,225	3,579
Income taxes	4,468	(8,236)	24,988	(16,343)
Inventories	(54,962)	(76,932)	(25,059)	(55,682)
Other current assets	4,490	(29,081)	(315)	(49,937)
Accounts payable and accrued liabilities	(26,046)	23,464	9,710	37,645
Interest payable	7,133	7,269	6,993	5,828

Cash provided by operating activities	71,244	88,365	504,368	340,254

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 8)	(125,442)	(149,670)	(342,059)	(482,596)
Acquisition of Osisko Mining Corporation, net of cash and cash equivalents acquired (note 17)	—	—	(403,509)	—
Acquisition of Urastar Gold Corporation, net of cash and cash equivalents acquired (note 17)	—	—	—	(10,051)
Net (purchases) sales of short-term investments	(2,600)	2,711	(4,604)	6,323
Net proceeds from sale of available-for-sale securities (note 7)	493	—	40,635	—
Purchases of available-for-sale securities and warrants (note 7)	(13,861)	(2,769)	(27,246)	(55,028)
Decrease (increase) in restricted cash	9,748	(3,284)	8,290	(1,940)

Cash used in investing activities	(131,662)	(153,012)	(728,493)	(543,292)

FINANCING ACTIVITIES
Dividends paid	(14,546)	(32,618)	(39,459)	(94,267)
Repayment of capital lease obligations	(7,672)	(2,582)	(14,366)	(8,644)
Sale-leaseback financing	—	—	1,027	—
Proceeds from long-term debt (note 12)	230,000	150,000	960,000	240,000
Repayment of long-term debt (note 12)	(250,707)	(50,000)	(674,640)	(120,000)
Long-term debt financing	(2,127)	—	(2,127)	—
Repurchase of common shares for restricted share unit plan (note 9)	—	—	(7,518)	(19,000)
Proceeds on exercise of stock options	6,538	—	16,994	8,006
Common shares issued (note 9)	2,571	3,945	8,010	11,823

Cash (used in) provided by financing activities	(35,943)	68,745	247,921	17,918

Effect of exchange rate changes on cash and cash equivalents	(4,385)	634	(4,074)	(837)

Net (decrease) increase in cash and cash equivalents during the period	(100,746)	4,732	19,722	(185,957)
Cash and cash equivalents, beginning of period	259,569	107,379	139,101	298,068

Cash and cash equivalents, end of period	$158,823	$112,111	$158,823	$112,111

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid (note 12)	$13,513	$7,344	$43,969	$35,891

Income and mining taxes paid	$16,911	$8,983	$38,232	$39,983

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland with exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle Mines Limited is a public company incorporated and domiciled in Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on October 29, 2014.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle Mines Limited have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") and International Financial Reporting Standard 1 First Time Adoption of International Financial Reporting Standards ("IFRS 1") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements. The Company's first annual consolidated financial statements under IFRS will be presented for the year ending December 31, 2014. The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at October 29, 2014, the date the Board of Directors approved these condensed interim consolidated financial statements for issue. Any subsequent changes to IFRS that are issued and effective as at December 31, 2014 could result in a restatement of these condensed interim consolidated financial statements, including transition adjustments recognized on conversion to IFRS.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. Significant accounting policies are presented in note 3 to these condensed interim consolidated financial statements and have been consistently applied in each of the periods presented.

    Prior to the adoption of IFRS, the Company's consolidated financial statements were prepared in accordance with United States generally accepted accounting principles ("US GAAP"). As these condensed interim consolidated financial statements are the Company's first financial statements prepared in accordance with IFRS, disclosure of Agnico Eagle's elected transition exemptions and reconciliation and explanation of accounting policy differences compared to US GAAP have been provided in note 21 to these condensed interim consolidated financial statements.

    These condensed interim unaudited consolidated financial statements should be read in conjunction with the Company's 2013 audited annual consolidated financial statements included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2013, which were prepared in accordance with US GAAP, and in conjunction with the IFRS disclosures included in note 21 to these condensed interim consolidated financial statements. In the opinion of management, the condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2014, December 31, 2013 and January 1, 2013 and the results of operations and cash flows for the three and nine months ended September 30, 2014 and September 30, 2013.

    Operating results for the three and nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2014.

  B)
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

2.     BASIS OF PRESENTATION (Continued)

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    There are two types of joint arrangements, joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the assets and obligations for the liabilities, relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's interest in the Canadian Malartic Corporation, located in Quebec, has been accounted for as a joint operation.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A)
  Business Combinations

    In a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Acquisition related costs are expensed as incurred.

    Purchase consideration may also include amounts payable if future events occur or conditions are met. Any such contingent consideration is measured at fair value and included in the purchase consideration at the acquisition date. Subsequent changes to the estimated fair value of contingent consideration are recorded through earnings, unless the fair value of contingent consideration is finalized before the twelve month measurement period in which case the adjustment is allocated to the identifiable assets acquired and liabilities assumed.

    When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. A gain is recorded through earnings if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

    Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by the Company. Non-controlling interests are presented in the equity section of the consolidated balance sheets.

    In a business combination achieved in stages, the Company re-measures any previously held equity interest at its acquisition date fair value and recognizes any gain or loss in the consolidated statements of income (loss).

  B)
  Non-current Assets and Disposal Groups Held For Sale and Discontinued Operations

    The Company classifies a non-current asset or disposal group as held for sale if it is highly probable that they will be recovered primarily through sale rather than continuing use, in their current condition, within one year from the date of classification. Assets and disposal groups that meet the criteria to be classified as an asset held for sale are measured at the lower of carrying amount and fair value less costs to dispose, and amortization on such assets ceases from the date they are classified as held for sale. Assets and disposal groups that meet the criteria to be classified as held for sale are presented separately in the consolidated balance sheets.

    If the carrying amount of the asset prior to being classified as held for sale is greater than the fair value less costs to dispose, the Company recognizes an impairment loss. Any subsequent change in the measurement amount of items classified as held for sale is recognized as a gain to the extent of any cumulative impairment charges previously recognized to the related asset or disposal group, or as a further impairment loss.

    A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes, has been disposed of or is classified as held for sale and represents: a) a separate significant line of business or geographical area of operations; b) part of a single co-ordinated plan to dispose of an area of operation; or c) a subsidiary acquired exclusively for resale. The results of the disposal groups or regions which are discontinued operations are presented separately in the consolidated statements of comprehensive income (loss).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  C)
  Foreign Currency Translation

    The functional currency of the Company, for each subsidiary and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of the Company's operations is the US dollar.

    Once the Company determines the functional currency of an entity, it is not changed unless there is a change in the relevant underlying transactions, events and circumstances. Any change in an entity's functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

    At the end of each reporting period, the Company translates foreign currency balances as follows:

    •
    Monetary items are translated at the closing rate in effect at the consolidated balance sheet date;

    •
    Non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and

    •
    Revenue and expense items are translated using the average exchange rate during the period.

  D)
  Cash and Cash Equivalents

    The Company's cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value given the short-term nature of these investments. The Company places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  E)
  Short-term Investments

    The Company's short-term investments include financial instruments with remaining maturities of greater than three months but less than one year at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value given the short-term nature of these investments.

  F)
  Inventories

    Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Inventories are carried at the lower of cost and net realizable value ("NRV"). Cost is determined using the weighted average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories include direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, amortization of property, plant and mine development directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. When interruptions to production occur, an adjustment is made to the costs included in inventories, such that they reflect normal capacity. Abnormal costs are expensed in the period they are incurred.

    The current portion of ore stockpiles, ore in leach pads and inventories are determined based on the expected amounts to be processed within the next twelve months. Ore stockpiles, ore on leach pads and inventories not expected to be processed or used within the next twelve months are classified as long term.

    NRV is estimated by calculating the net selling price less costs to be incurred in converting the relevant inventories to saleable product and delivering it to the customer. Costs to complete are based on management's best estimate at the consolidated balance sheet date. An NRV impairment may be reversed in a subsequent period if the circumstances that triggered the impairment no longer exist.

  G)
  Available-for-sale Securities

    The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. The cost basis of available-for-sale securities is determined using the average

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    cost method and they are carried at fair value. Unrealized gains and losses recorded to measure available-for-sale securities at fair value are recognized in other comprehensive income (loss).

    In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be significant or prolonged, an impairment charge is recorded in the consolidated statements of income (loss) and comprehensive income (loss). The Company assesses whether a decline in value is considered to be significant or prolonged by considering available evidence, including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost and the financial condition of the investee.

  H)
  Derivative Instruments and Hedge Accounting

    The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. The Company does not hold financial instruments or derivative financial instruments for trading purposes.

    The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income (loss) and comprehensive income (loss) or in equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness at each reporting period. Realized gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

  I)
  Goodwill

    Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

    The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

    The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

  J)
  Mining Properties, Plant and Equipment and Mine Development Costs

    Mining properties, plant and equipment and mine development costs are recorded at cost, less accumulated amortization and accumulated impairment charges.

    Mining Properties

    The cost of mining properties include the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized interest.

    Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the units-of-production method, based on estimated proven and probable mineral reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project are included in the capital cost of the asset and considered as meeting the recognition criteria, including salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

    Assets under construction are not amortized until the end of the construction period or once the production stage is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Plant and Equipment

    Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

    Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the construction period. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

    Mine Development Costs

    Mine development costs incurred after the commencement of production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps, and access corridors which enables the Company to access ore underground.

    The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves.

    Deferred Stripping

    In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

    During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

    During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and in such case are capitalized to property, plant and mine development. Production stage stripping costs provide a future economic benefit when:

    •
    It is probable that the future economic benefit (e.g. improved access to the ore body) associated with the stripping activity will flow to the Company;

    •
    The Company can identify the component of the ore body for which access has been improved; and

    •
    The costs relating to the stripping activity associated with that component can be measured reliably.

    Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

    Borrowing Costs

    Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

    Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Leases

    The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

    Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to the Company are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest rate method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income (loss) as a finance cost. An asset leased under a finance lease is amortized over the shorter of the lease term and its useful life.

    All other leases are recognized as operating leases. Operating lease payments are recognized as an operating expense in the consolidated statements of income (loss) on a straight-line basis over the lease term.

  K)
  Development Stage Expenditures

    Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs which are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

    Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining project.

    Commercial Production

    A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

    •
    Completion of a reasonable period of testing mine plant and equipment;

    •
    Ability to produce minerals in saleable form (within specifications); and

    •
    Ability to sustain ongoing production of minerals.

    When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

  L)
  Impairment of Long-lived Assets

    At the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. The impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts.

    Any impairment charge that is taken on a long-lived asset except goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, a recovery should be recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    recognized and amortization of that carrying amount had continued. Impairments and subsequent reversals are recorded in the consolidated statement of income (loss) in the period in which they occur.

  M)
  Debt

    Debt is initially recorded at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statement of income (loss) over the period to maturity using the effective interest rate method. Convertible debentures are accounted for as a financial liability measured at fair value through profit or loss.

  N)
  Reclamation Provisions

    Asset retirement obligations ("AROs") arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined based on the Company's best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

    The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in financing costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in the consolidated statements of income (loss).

    Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in proven and probable mineral reserves and a corresponding change in the life-of-mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

    Each reporting period, provisions for AROs are re-measured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income (loss).

    Environmental remediation liabilities ("ERLs") are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income (loss). Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income (loss).

  O)
  Post-employment Benefits

    In Canada, the Company maintains a defined contribution plan covering all of its employees (the "Basic Plan"). The Basic Plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above (the "Supplemental Plan"). Under the

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Supplemental Plan, an additional 10.0% of the designated executives' income is contributed by the Company. The Company does not offer any other post-retirement benefits to its employees.

    The Company also provides a non-registered supplementary executive retirement defined benefit plan for certain senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided (including the cost of any benefits provided for past service), the net interest cost on the net defined liability/asset, and the effects of settlements and curtailments related to special events. Pension fund assets are measured at current fair values. The costs of pension plan improvements are recognized immediately in expense when they occur. Remeasurements of the net defined benefit liability are recognized immediately in other comprehensive income (loss) and are subsequently transferred to retained earnings.

    Defined Contribution Plan

    The Company recognizes the contributions payable to a defined contribution plan in exchange for services rendered by employees as an expense, unless another policy requires or permits the inclusion of the contribution in the cost of an asset. After deducting contributions already paid, a liability is recorded throughout each period to reflect unpaid but earned contributions. If the contribution paid exceeds the contribution due for the service before the end of the reporting period, the Company recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

    Defined Benefit Plan

    Plan assets are measured at their fair value at the consolidated balance sheet date and are deducted from the present value of plan liabilities to give a net defined benefit liability/asset. The defined benefit obligation reflects the expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

    Current service cost represents the actuarially calculated present value of the benefits earned by the active employees in each period and reflects the economic cost for each period based on current market conditions. The current service cost is based on the most recent actuarial valuation. The net interest on the net defined benefit liability/asset is the change during the period in the defined benefit liability/asset that arises from the passage of time.

    Past service cost represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment. Past service costs from plan amendments that increase or decrease vested or unvested benefits are recognized immediately in net income (loss) at the earlier of when the related plan amendment occurs or when the entity recognizes related restructuring costs or termination benefits.

    Gains or losses on plan settlements are measured as the difference in the present value of the defined benefit obligation and settlement price. This results in a gain or loss being recognized when the benefit obligation settles. Actuarial gains and losses are recorded on the consolidated balance sheet as part of the benefit plan's funded status. Gains and losses are recognized immediately in other comprehensive income (loss) are subsequently transferred to retained earnings and are not subsequently recognized in net income (loss).

  P)
  Contingent Liabilities and Other Provisions

    Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the balance sheet date, measured at the expected cash flows discounted for the time value of money. The increase in provision (accretion) due to the passage of time is recognized as a finance cost in the consolidated statements of income (loss).

    Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the entity's control, or present obligations that are not recognized because it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably. Contingent liabilities are not recognized but are disclosed and described in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

  Q)
  Stock-based Compensation

    The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan and restricted share unit plan) to certain employees, officers and directors of the Company.

    Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) and comprehensive income (loss) or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

    Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category of the award recipient's payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date. Any consideration paid by employees on the exercise of options or purchase of common shares is credited to share capital. The dilutive impact of stock option grants is factored into the Company's reported diluted net income (loss) per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

    Incentive Share Purchase Plan ("ISPP")

    Under the ISPP, directors (excluding non-executive directors), officers and employees (the participants) of the Company may contribute up to 10% of their basic annual salaries and the Company contributes an amount equal to 50% of each participant's contribution. All common shares subscribed for under the purchase plan are issued by the Company.

    The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

    Restricted Share Unit ("RSU") Plan

    The RSU plan is open to certain employees which includes directors and senior executives of the Company. RSUs are measured at fair value at the grant date of the award using the Black-Scholes option valuation model and are re-measured to fair value at each reporting period until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category of the award recipient's payroll costs. The cost of the RSUs is recorded within liabilities until settled.

  R)
  Revenue Recognition

    Revenue from mining operations consists of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from by-product metal sales are shown net of smelter charges as part of revenues from mining operations.

    Revenue from the sale of gold and silver is recognized when the following conditions have been met:

    •
    The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

    •
    The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

    •
    The amount of revenue can be measured reliably;

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    •
    It is probable that the economic benefits associated with the transaction will flow to the Company; and

    •
    The costs incurred or to be incurred in respect of the transaction can be measured reliably.

    Revenue from gold and silver in the form of dore bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

    Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when the risks and rewards of ownership of the concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

  S)
  Exploration and Evaluation Expenditures

    Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

    Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item of the consolidated balance sheets.

    The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

  T)
  Net Income (Loss) Per Share

    Basic net income (loss) per share is calculated by dividing net income (loss) for a given period by the weighted average number of common shares outstanding during that same period. Diluted net income (loss) per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights. Convertible debt is dilutive whenever its impact on net income (loss), including mark-to-market gains (losses), interest and tax expense, per ordinary share obtainable on conversion is less than basic net income (loss) per share. The weighted average number of common shares used to determine diluted net income (loss) per share includes an adjustment, using the treasury stock method, for stock options outstanding and warrants outstanding. Under the treasury stock method:

    •
    The exercise of options or warrants is assumed to occur at the beginning of the period (or date of issuance, if later);

    •
    The proceeds from the exercise of options or warrants plus the future period compensation expense on options granted are assumed to be used to purchase common shares at the average market price during the period; and

    •
    The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income (loss) per share calculation.

  U)
  Income Taxes

    Current tax and deferred tax expenses are recognized in the consolidated statements of income (loss) except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income (loss).

    Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

    Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Deferred taxes are not recognized where:

    •
    The deferred tax liability arises from the initial recognition of goodwill;

    •
    The deferred tax asset or liability arises on the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

    •
    For temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the temporary difference and it is probable that they will not reverse in the foreseeable future.

    Deferred tax assets are recognized for unused losses carried forward and deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized except as noted above.

    At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

  Recently Issued Accounting Pronouncements

  IFRS 9 Financial Instruments

  In July 2014, the IASB issued IFRS 9 Financial Instruments which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 Financial Instruments: Recognition and Measurement. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. Agnico Eagle is evaluating the impact of the adoption of IFRS 9 on the Company's consolidated financial statements along with the timing of adoption.

  IFRS 15 Revenue from Contracts with Customers

  In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which establishes principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier adoption permitted. Agnico Eagle is evaluating the impact of the adoption of IFRS 15 on the Company's consolidated financial statements along with the timing of adoption.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable and prudent; however, actual results may differ materially from these estimates. The key areas where significant judgments, estimates and assumptions have been made are summarized below.

  Proven and Probable Mineral Reserves

  Proven and probable mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company's mining properties. The estimates are based on information compiled by appropriately qualified persons as defined in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of recoverable proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the ore body.

  As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may impact the Company's consolidated balance sheets and consolidated statements of income (loss), including:

  •
  The carrying value of the Company's property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

  •
  Amortization charges in the consolidated statements of income (loss) and comprehensive income (loss) may change where such charges are determined using the units-of-production method, or where the useful life of the related assets change;

  •
  Capitalized stripping costs recognized in the consolidated balance sheets as either part of mining properties or as part of inventories or charged to income may change due to changes in stripping ratios; and

  •
  Reclamation provisions may change where changes to the proven and probable mineral reserve estimates affect expectations about when such activities will occur and the associated cost of these activities.

  Exploration and Evaluation Expenditures

  The application of the Company's accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely to arise, and whether activities have reached a stage that permits a reasonable assessment of the existence of proven and probable mineral reserves.

  Production Stage of a Mine

  As each mine is unique in nature, significant judgment is required to determine the date that a mine enters the production stage. The Company considers the factors outlined in note 3 to these condensed interim consolidated financial statements to make this determination.

  Contingencies

  Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

  Reclamation Provisions

  Environmental remediation costs will be incurred by the Company at the end of the operating life of the Company's mining properties. Management assesses its reclamation provision each reporting period or when new information becomes available. The ultimate environmental remediation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of reclamation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. These uncertainties may result in future actual expenditure differing from the amounts currently provisioned. As a result, there could be significant adjustments to the provisions established which would affect future financial results. The reclamation provision as at the reporting date represents management's best estimate of the present value of the future environmental remediation costs required.

  Income and Mining Taxes

  Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income and mining tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income and mining tax expense, and estimates of the timing of repatriation of earnings. A number of these estimates require management to make assessments of future taxable profit, and if actual results are significantly different than the Company's estimates, the ability to realize the deferred income and mining tax assets recorded on the consolidated balance sheets could be impacted.

  Impairment of Goodwill and Non-current Assets

  The Company evaluates each asset or CGU (excluding goodwill, which is assessed annually regardless of indicators) in each reporting period to determine if any indicators of impairment exist. When completing the impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, exploration potential and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which could impact the recoverable amount of assets or CGUs. Accordingly, it is possible that some or the entire carrying amount of the assets or CGUs may be further impaired or the impairment charge reduced with the impact recognized in the consolidated statements of income (loss) and comprehensive income (loss).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

  Joint Arrangements

  Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may materially impact the accounting treatment.

  Management evaluated its joint arrangement with Yamana Gold Inc. ("Yamana") that was executed to each acquire 50% of the shares of Osisko Mining Corporation ("Osisko") under the principles of IFRS 11 Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon considering the following significant factors:

  •
  The requirement that the joint operators purchase all output from the investee and investee restrictions on selling the output to any third party;

  •
  The parties to the arrangement are substantially the only source of cash flow contributing to the continuity of arrangement; and

  •
  If the selling price drops below cost, the joint operators are required to cover any obligations the entity cannot satisfy.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  The fair values of cash and cash equivalents, short-term investments, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification at the end of each reporting period.

  During the nine months ended September 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

5.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2014 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$61,728	$—	$61,728
Available-for-sale securities	59,809	4,916	—	64,725
Fair value of derivative financial instruments	—	3,227	—	3,227

	$59,809	$69,871	$—	$129,680

Financial liabilities:
Convertible debentures	$—	$36,493	$—	$36,493
Fair value of derivative financial instruments	—	535	—	535

	$—	$37,028	$—	$37,028

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2013 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$67,300	$—	$67,300
Available-for-sale securities	74,581	—	—	74,581
Fair value of derivative financial instruments	—	5,590	—	5,590

	$74,581	$72,890	$—	$147,471

Financial liabilities:
Fair value of derivative financial instruments	$—	$323	$—	$323

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at January 1, 2013 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$67,750	$—	$67,750
Available-for-sale securities	44,719	—	—	44,719
Fair value of derivative financial instruments	—	2,112	—	2,112

	$44,719	$69,862	$—	$114,581

Financial liabilities:
Fair value of derivative financial instruments	$—	$277	$—	$277

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

5.     FAIR VALUE MEASUREMENT (Continued)

  Available-for-sale Securities

  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

  Convertible Debentures

  Convertible debentures reported at fair value and classified within Level 2 of the fair value hierarchy constitute contracts which may result in the payment of cash and issuance of publicly-traded shares. Fair value was calculated with consideration given to the influence of a variety of inputs including quoted market prices and interest rates. Convertible debentures are included in current liabilities in the condensed interim consolidated balance sheets.

6.     INVENTORIES

	As at September 30, 2014	As at December 31, 2013	As at January 1, 2013
Ore in stockpiles and on leach pads	$82,010	$33,504	$38,745
Concentrates and dore bars	81,842	58,419	64,728
Supplies	288,483	253,160	222,629

Total current inventories	$452,335	$345,083	$326,102

Non-current ore in stockpiles(i)	42,287	46,179	32,711

Total inventories	$494,622	$391,262	$358,813

  As at September 30, 2014 a charge of $2.4 million (December 31, 2013 — $0.5 million) was recorded within production costs to reduce the carrying value of inventories to its net realizable value.

  (i)
  Ore that the Company does not expect to process within 12 months is classified as long-term and is recorded in the other assets line item on the condensed interim consolidated balance sheets.

7.     AVAILABLE-FOR-SALE SECURITIES

	As at September 30, 2014	As at December 31, 2013	As at January 1, 2013
Cost	$76,139	$111,169	$59,516
Accumulated impairment losses	(19,724)	(40,653)	(7,117)
Unrealized gains in accumulated other comprehensive income (loss)	11,359	11,530	1,902
Unrealized losses in accumulated other comprehensive income (loss)	(3,049)	(7,465)	(9,582)

Total estimated fair value of available-for-sale securities	$64,725	$74,581	$44,719

  During the three months ended September 30, 2014, the Company received proceeds of $0.5 million and recognized a gain before income taxes of $0.1 million on the sale of certain available-for-sale securities. During the nine months ended September 30, 2014, the Company received proceeds of $40.6 million and recognized a gain before income taxes of $5.4 million on the sale of certain

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

7.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  available-for-sale securities. During the three and nine months ended September 30, 2013, the Company did not dispose of any available-for-sale securities.

  During the three months ended September 30, 2014, the Company recorded an impairment loss of $0.5 million (three months ended September 30, 2013 — $0.3 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged. During the nine months ended September 30, 2014, the Company recorded an impairment loss of $2.9 million (nine months ended September 30, 2013 — $28.6 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

	Mining Properties	Plant and Equipment	Mine Development Costs	Construction in Progress	Total
As at January 1, 2013	$1,138,680	$2,189,152	$695,406	$197,051	$4,220,289
Additions	157,511	65,069	155,022	233,958	611,560
Capitalized interest	—	—	—	3,518	3,518
Disposals	—	(15,603)	—	—	(15,603)
Acquisitions	1,994	2	—	—	1,996
Amortization	(28,342)	(245,886)	(38,447)	—	(312,675)
Impairment loss	(449,590)	(328,798)	(36,236)	—	(814,624)
Transfers between categories(i)	—	19,966	57,252	(77,218)	—

As at December 31, 2013	820,253	1,683,902	832,997	357,309	3,694,461
Additions	26,481	172,929	131,022	37,778	368,210
Capitalized interest	—	—	—	530	530
Disposals	—	(3,365)	—	—	(3,365)
Acquisitions	680,546	638,026	—	—	1,318,572
Amortization	(47,847)	(213,513)	(59,949)	—	(321,309)
Transfers between categories(i)	1,534	161,264	—	(162,798)	—

As at September 30, 2014	$1,480,967	$2,439,243	$904,070	$232,819	$5,057,099

As at January 1, 2013
Cost	$2,019,192	$3,094,535	$975,176	$197,051	$6,285,954
Accumulated amortization and net impairments	(880,512)	(905,383)	(279,770)	—	(2,065,665)

Net carrying amount — January 1, 2013	$1,138,680	$2,189,152	$695,406	$197,051	$4,220,289

As at December 31, 2013
Cost	$2,178,697	$3,138,194	$1,187,449	$357,309	$6,861,649
Accumulated amortization and net impairments	(1,358,444)	(1,454,292)	(354,452)	—	(3,167,188)

Net carrying amount — December 31, 2013	$820,253	$1,683,902	$832,997	$357,309	$3,694,461

As at September 30, 2014
Cost	$2,887,258	$4,143,083	$1,318,471	$232,819	$8,581,631
Accumulated amortization and net impairments	(1,406,291)	(1,703,840)	(414,401)	—	(3,524,532)

Net carrying amount — September 30, 2014	$1,480,967	$2,439,243	$904,070	$232,819	$5,057,099

  Note:

  (i)
  Upon achieving commercial production at the Goldex M and E Zones in October 2013 and the La India mine in February 2014, related costs accumulated in construction in progress were reclassified.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

9.     EQUITY

  Common Shares

  The Company's authorized share capital includes an unlimited number of common shares with no par value. As at September 30, 2014, Agnico Eagle's issued common shares totaled 210,091,009 (December 31, 2013 — 174,181,163), less 1,060,386 common shares held in trust and depositary (December 31, 2013 — 227,188 common shares held in trust).

  188,706 common shares are held by a trust in connection with the Company's restricted share unit ("RSU") plan (December 31, 2013 — 227,188 common shares held in trust). The trust has been evaluated under IFRS 10 Consolidated Financial Statements and is consolidated in the accounts of the Company, with shares held in trust offset against the Company's issued shares in its consolidated financial statements. The common shares purchased and held by the trust are excluded from the basic net income (loss) per share calculations until they have vested. All of the non-vested common shares held by the trust are included in the diluted net income (loss) per share calculations, unless the impact is anti-dilutive.

  As part of the Company's joint acquisition of Osisko on June 16, 2014 (see note 17 to these condensed interim consolidated financial statements for details), 871,680 Agnico Eagle common shares were contributed to a depositary to satisfy the convertible debentures acquired from Osisko if converted in the future. These Agnico Eagle common shares held in depositary are not considered outstanding as they are non-voting and as accrued dividends may revert back to the Company. These common shares are excluded from the calculation of basic net income (loss) per share and are included in the calculation of diluted net income (loss) per share, unless the impact is anti-dilutive.

  The following table sets out the maximum number of common shares that would be outstanding if all instruments outstanding at September 30, 2014 were exercised:

Common shares outstanding at September 30, 2014	209,030,623
Employee stock options	11,913,210
RSU plan	188,706
Common shares held in depositary relating to convertible debentures acquired from Osisko (note 17)	871,680

222,004,219

  Restricted Share Unit Plan

  In 2009, the Company implemented the restricted share unit ("RSU") plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company.

  A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the applicable vesting period of two to three years.

  During the first quarter of 2014, the Company funded the RSU plan by transferring $7.5 million (first quarter of 2013 — $19.0 million) to an employee benefit trust that then purchased common shares of the Company in the open market. Once vested, the common shares in the trust are distributed to settle the obligation.

  The total compensation expense for the RSU plan recorded in the general and administrative line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss) was $3.1 million for the three months ended September 30, 2014 (three months ended September 30, 2013 — $3.2 million) and $9.4 million for the nine months ended September 30, 2014 (nine months ended September 30, 2013 — $9.5 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

9.     EQUITY (Continued)

  Net Income (Loss) Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net income (loss) for the period — basic	$(15,050)	$74,918	$104,253	$93,567

Net income (loss) for the period — diluted	$(21,572)	$74,918	$101,651	$93,567

Weighted average number of common shares outstanding — basic (in thousands)	208,815	173,102	189,498	172,652
Add: Dilutive impact of common shares held in depositary relating to convertible debentures acquired from Osisko	872	—	342	—
Add: Dilutive impact of common shares related to RSU plan	—	350	300	379
Add: Dilutive impact of employee stock options	—	—	341	1

Weighted average number of common shares outstanding — diluted (in thousands)	209,687	173,452	190,481	173,032

Net income (loss) per share — basic	$(0.07)	$0.43	$0.55	$0.54

Net income (loss) per share — diluted	$(0.10)	$0.43	$0.53	$0.54

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options and warrants with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended September 30, 2014, the impact of any additional shares issued under the employee stock option plan or shares related to the RSU plan were excluded from the calculation of net loss per share as their effect would have been anti-dilutive due to the net loss recorded for the period.

  For the three months ended September 30, 2013, all employee stock options were excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive.

  For the three and nine months ended September 30, 2013, all warrants were excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive. The warrants expired unexercised on December 3, 2013.

  The dilutive impact of convertible debentures acquired from Osisko, including both their impact on diluted net income (loss) and the dilutive impact of related common shares held in depositary, has been included in the calculation of net income (loss) per share for the three and nine months ended September 30, 2014.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

9.     EQUITY (Continued)

  Accumulated Other Comprehensive Income (Loss)

  The following table sets out the changes in accumulated other comprehensive income (loss) between January 1, 2013 and September 30, 2014:

Available-for-sale Securities and Other Investments
Accumulated other comprehensive loss, January 1, 2013	$(7,710)

Other comprehensive loss before reclassifications	(22,551)
Amounts reclassified to net loss in the period	32,402

Other comprehensive income for the period	9,851

Accumulated other comprehensive income, December 31, 2013	$2,141

Other comprehensive income before reclassifications	6,769
Amounts reclassified to net income in the period	(2,491)

Other comprehensive income for the period	4,278

Accumulated other comprehensive income, September 30, 2014	$6,419

10.   STOCK-BASED COMPENSATION

  The following summary sets out activity with respect to Agnico Eagle's outstanding stock options:

	Nine Months Ended September 30, 2014			Nine Months Ended September 30, 2013
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	11,283,535	C$	56.02	10,587,126	C$	56.60
Granted	3,187,500		28.07	2,803,000		52.13
Exercised	(582,925)		31.46	(213,500)		37.06
Forfeited	(250,750)		53.08	(340,206)		58.25
Expired	(1,724,150)		62.64	(1,340,885)		54.86

Outstanding, end of period	11,913,210	C$	48.84	11,495,535	C$	56.03

Options exercisable, end of period	7,500,835	C$	55.98	7,413,795	C$	59.35

  The average share price of Agnico Eagle's common shares during the nine months ended September 30, 2014 was C$36.60 (nine months ended September 30, 2013 — C$35.55).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

10.   STOCK-BASED COMPENSATION (Continued)

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine Months Ended September 30,
	2014	2013
Risk-free interest rate	1.56%	1.41%
Expected life of stock options (in years)	2.6	2.5
Expected volatility of Agnico Eagle's share price	42.50%	35.71%
Expected dividend yield	3.82%	1.80%

  The total compensation expense for the employee stock option plan recorded in the general and administrative line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss) was $3.5 million for the three months ended September 30, 2014 (three months ended September 30, 2013 — $5.1 million) and $16.6 million for the nine months ended September 30, 2014 (nine months ended September 30, 2013 — $20.5 million).

  Stock option exercises are settled through the issuance of new Agnico Eagle common shares.

11.   CAPITAL MANAGEMENT

  The Company's primary capital management objective is to maintain an optimal capital structure to support current and long-term business activities and to provide financial flexibility in order to maximize value for equity holders.

  Agnico Eagle's capital structure comprises a mix of debt and equity as follows:

	As at September 30, 2014	As at December 31, 2013
Long-term debt	$1,378,482	$987,356
Equity	3,969,768	2,717,406

Total	$5,348,250	$3,704,762

  The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the requirements of financial covenants. To effectively manage its capital requirements, Agnico Eagle has in place a rigorous planning, budgeting and forecasting process to ensure it has the appropriate liquidity to meet its operating and growth objectives. The Company has the ability to adjust its capital structure by various means.

  See note 12 to the Company's condensed interim consolidated financial statements for details related to Agnico Eagle's compliance with its long-term debt covenants.

12.   LONG-TERM DEBT

  Credit Facility

  On June 22, 2010, the Company amended and restated one of its two unsecured revolving bank credit facilities (the "Credit Facility") and terminated its other unsecured revolving bank credit facility, increasing the amount available from an aggregate $900.0 million to $1,200.0 million.

  On July 20, 2012, the Company further amended the Credit Facility, extending the maturity date from June 22, 2016 to June 22, 2017 and amending pricing terms.

  On September 5, 2014, the Company further amended the Credit Facility, extending the maturity date from June 22, 2017 to June 22, 2019 and amending pricing terms.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

12.   LONG-TERM DEBT (Continued)

  At September 30, 2014, the Credit Facility was drawn down by $500.0 million (December 31, 2013 — $200.0 million). Amounts drawn down, together with outstanding letters of credit under the Credit Facility, resulted in Credit Facility availability of $698.9 million at September 30, 2014.

  2012 Notes

  On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2012 Notes") which, on issuance, had a weighted average maturity of 11.0 years and weighted average yield of 4.95%.

  The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.87%	7/23/2022
Series B	100,000	5.02%	7/23/2024

	$200,000

  2010 Notes

  On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the "2010 Notes") which, on issuance, had a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

  The following table sets out details of the individual series of the 2010 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$115,000	6.13%	4/7/2017
Series B	360,000	6.67%	4/7/2020
Series C	125,000	6.77%	4/7/2022

	$600,000

  Acquisition of Osisko

  As a result of its joint June 16, 2014 acquisition of Osisko, Agnico Eagle assumed the following attributable debt instruments:

  •
  A loan totaling C$75.0 million ($69.1 million) with scheduled C$20.0 million repayments on June 30, 2015, June 30, 2016 and June 30, 2017 and a 6.875% interest rate. A scheduled repayment of C$15.0 million ($14.1 million) was made subsequent to acquisition in June 2014, resulting in attributable outstanding principal of $53.5 million as at September 30, 2014. On September 29, 2014, the Canadian Malartic General Partnership amended the acquired loan (the "CMGP Loan") with no change to maturity or pricing terms.

  •
  Capital lease obligations of C$38.3 million ($35.3 million) with a November 2017 maturity and a 7.5% interest rate. As at September 30, 2014, the Company's attributable capital lease obligations amounted to $35.2 million.

  •
  Convertible debentures with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate. As at the June 16, 2014 acquisition date, the convertible debentures had an attributable fair value of $40.7 million. As at September 30, 2014, the convertible debentures had principal outstanding of $33.5 million and an attributable fair value of $36.5 million.

  •
  A loan totaling C$2.1 million ($2.0 million) with monthly repayments scheduled through the first quarter of 2015 and a 0.0% interest rate. As at September 30, 2014, the Company's attributable loan principal outstanding amounted to $1.1 million.

  Covenants

  Payment and performance of Agnico Eagle's obligations under the Credit Facility, 2012 Notes and 2010 Notes is guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors").

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

12.   LONG-TERM DEBT (Continued)

  The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

  The 2012 Notes and 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The Credit Facility, 2012 Notes and 2010 Notes also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value.

  The CMGP Loan requires the Canadian Malartic General Partnership to maintain a minimum EBITDA to interest expense ratio and maximum debt to EBITDA ratios.

  The Company was in compliance with all covenants contained in the Credit Facility, 2012 Notes and 2010 Notes as at September 30, 2014. Canadian Malartic General Partnership was in compliance with all CMGP Loan covenants as at September 30, 2014.

  Interest on Long-term Debt

  Total long-term debt interest costs incurred during the three and nine months ended September 30, 2014 were $15.3 million (three months ended September 30, 2013 — $13.3 million) and $41.9 million (nine months ended September 30, 2013 — $38.0 million), respectively.

  Total interest costs capitalized to property, plant and mine development during the three months ended September 30, 2014 were $0.2 million (three months ended September 30, 2013 — $0.7 million) at a capitalization rate of 1.2% (three months ended September 30, 2013 — 1.3%).

  Total interest costs capitalized to property, plant and mine development during the nine months ended September 30, 2014 were $0.5 million (nine months ended September 30, 2013 — $3.0 million) at a weighted average interest rate of 1.3% (nine months ended September 30, 2013 — 1.5%).

  During the three months ended September 30, 2014, cash interest paid on the Credit Facility was $3.1 million (three months ended September 30, 2013 — $0.7 million), cash standby fees paid on the Credit Facility were $1.4 million (three months ended September 30, 2013 — $1.2 million) and cash interest paid on the 2010 Notes and 2012 Notes was $5.0 million (three months ended September 30, 2013 — $4.9 million).

  During the nine months ended September 30, 2014, cash interest paid on the Credit Facility was $5.0 million (nine months ended September 30, 2013 — $0.9 million), cash standby fees paid on the Credit Facility were $4.2 million (nine months ended September 30, 2013 — $3.6 million) and cash interest paid on the 2010 Notes and 2012 Notes was $29.7 million (nine months ended September 30, 2013 — $29.6 million).

13.   FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; predominately the Canadian dollar, the Euro and the Mexican Peso. These potential currency fluctuations increase the volatility of and could have a significant impact on the Company's production costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures. The Company does not apply hedge accounting to these arrangements.

  As at September 30, 2014, the Company had outstanding foreign exchange zero cost collars. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At September 30, 2014, the zero cost collars related to $72.0 million of 2014 expenditures and $24.0 million of 2015 expenditures and the Company recognized mark-to-market adjustments in the gain (loss) on derivatives line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss). Mark-to-market gains (losses) related to foreign

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

13.   FINANCIAL INSTRUMENTS (Continued)

  exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2014 and 2013 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at September 30, 2014 or September 30, 2013. The call option premiums were recognized in the (loss) gain on derivative financial instruments line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss).

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instrument contracts as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. Financial contracts that expired in 2013 and totaled 10.5 million gallons of heating oil were entered into at an average price of $2.99 per gallon, which was approximately 55.0% of the Meadowbank mine's expected 2013 diesel fuel operating costs. The related market-to-market adjustments prior to settlement were recognized in in the (loss) gain on derivative financial instruments line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss). No heating oil derivative financial instrument contracts were outstanding at September 30, 2014 or December 31, 2013. The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at September 30, 2014 and December 31, 2013, there were no metal derivative positions. The Company may from time to time utilize short-term (including intra-quarter) financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

  The following table sets out a summary of the amounts recognized in the (loss) gain on derivative financial instruments line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Premiums realized on written foreign exchange call options	$520	$1,074	$1,755	$2,547
Realized loss on warrants	(4,680)	—	(4,865)	—
Unrealized gain (loss) on warrants(i)	(6,254)	2,226	(927)	468
Realized (loss) gain on currency and commodity derivatives	(41)	60	743	60
Unrealized gain (loss) on currency and commodity derivatives(i)	2,547	1,097	(350)	(342)

(Loss) gain on derivative financial instruments	$(7,908)	$4,457	$(3,644)	$2,733

Note:

(i)
Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the (loss) gain on derivative financial instruments line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss) and through the other line item of the condensed interim consolidated statements of cash flows.

14.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2014, the total amount of these guarantees was $180.1 million.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

15.   SEGMENTED INFORMATION

  Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer for the purpose of allocating resources and assessing performance and that represent more than 10% of the combined revenue, profit or loss or total assets of all operating segments. Each of the Company's significant operating mines and projects are considered to be separate operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed when the Company believes that the information is useful. Segment results for the three and nine months ended September 30, 2013 have been retrospectively revised to reflect organizational changes in 2013 that created three business units consisting of the Northern Business unit, the Southern Business unit, and the Exploration business unit. However, under this revised organizational structure the CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development and impairment losses) on a mine-by-mine basis. The following are the Company's reportable segments organized according to their relationship with the Company's three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Canadian Malartic mine, Meliadine project and Kittila mine
Southern Business:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and La India mine
Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and Latin America Exploration office

  Revenues from mining operations and Production costs for the reportable segments are net of intercompany transactions.

  Corporate and other (including the Urastar property) assets and specific income and expense items are set out separately below.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

15.   SEGMENTED INFORMATION (Continued)

Three Months Ended September 30, 2014	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$61,766	$(47,070)	$—	$14,696
Lapa mine	27,635	(13,887)	—	13,748
Goldex mine	33,459	(16,222)	—	17,237
Meadowbank mine	125,342	(72,838)	—	52,504
Canadian Malartic mine (note 17)	81,106	(47,882)	—	33,224
Kittila mine	36,091	(23,963)	—	12,128

Total Northern Business	$365,399	$(221,862)	$—	$143,537

Southern Business:
Pinos Altos mine	$58,130	$(29,293)	$—	$28,837
Creston Mascota deposit at Pinos Altos	15,676	(7,644)	—	8,032
La India mine	24,183	(10,994)	—	13,189

Total Southern Business	$97,989	$(47,931)	$—	$50,058

Exploration	$—	$—	$(20,521)	$(20,521)

Segments totals	$463,388	$(269,793)	$(20,521)	$173,074

Total segments income				$173,074
Corporate and other:
Amortization of property, plant and mine development				(117,396)
General and administrative				(24,991)
Impairment loss on available-for-sale securities				(462)
Finance costs				(20,852)
Loss on derivative financial instruments				(7,908)
Gain on sale of available-for-sale securities				83
Environmental remediation				(8,490)
Foreign currency translation gain				4,679
Other income				8,578

Income before income and mining taxes				$6,315

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

15.   SEGMENTED INFORMATION (Continued)

Three Months Ended September 30, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$83,400	$(57,939)	$—	$25,461
Lapa mine	32,522	(17,219)	—	15,303
Meadowbank mine	175,516	(84,858)	—	90,658
Kittila mine	64,433	(25,283)	—	39,150

Total Northern Business	$355,871	$(185,299)	$—	$170,572

Southern Business:
Pinos Altos mine	$71,028	$(30,499)	$—	$40,529
Creston Mascota deposit at Pinos Altos	17,421	(6,976)	—	10,445

Total Southern Business	$88,449	$(37,475)	$—	$50,974

Exploration	$—	$—	$(15,550)	$(15,550)

Segments totals	$444,320	$(222,774)	$(15,550)	$205,996

Total segments income				$205,996
Corporate and other:
Amortization of property, plant and mine development				(79,266)
General and administrative				(23,997)
Impairment loss on available-for-sale securities				(299)
Finance costs				(15,954)
Gain on derivative financial instruments				4,457
Foreign currency translation loss				(2,548)
Other income				166

Income before income and mining taxes				$88,555

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

15.   SEGMENTED INFORMATION (Continued)

Nine Months Ended September 30, 2014	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$227,630	$(141,107)	$—	$86,523
Lapa mine	81,733	(43,593)	—	38,140
Goldex mine	87,531	(47,486)	—	40,045
Meadowbank mine	468,918	(203,725)	—	265,193
Canadian Malartic mine (note 17)	103,107	(66,215)	—	36,892
Kittila mine	125,662	(80,347)	—	45,315

Total Northern Business	$1,094,581	$(582,473)	$—	$512,108

Southern Business:
Pinos Altos mine	$191,970	$(90,652)	$—	$101,318
Creston Mascota deposit at Pinos Altos	43,451	(20,278)	—	23,173
La India mine	63,674	(23,839)	—	39,835

Total Southern Business	$299,095	$(134,769)	$—	$164,326

Exploration	$—	$—	$(41,566)	$(41,566)

Segments totals	$1,393,676	$(717,242)	$(41,566)	$634,868

Total segments income				$634,868
Corporate and other:
Amortization of property, plant and mine development				(294,533)
General and administrative				(92,776)
Impairment loss on available-for-sale securities				(2,881)
Finance costs				(55,249)
Loss on derivative financial instruments				(3,644)
Gain on sale of available-for-sale securities				5,372
Environmental remediation				(9,163)
Foreign currency translation gain				3,170
Other income				1,686

Income before income and mining taxes				$186,850

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

15.   SEGMENTED INFORMATION (Continued)

Nine Months Ended September 30, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$249,594	$(175,579)	$—	$74,015
Lapa mine	105,658	(52,004)	—	53,654
Meadowbank mine	428,125	(235,885)	—	192,240
Kittila mine	154,618	(70,755)	—	83,863

Total Northern Business	$937,995	$(534,223)	$—	$403,772

Southern Business:
Pinos Altos mine	$234,937	$(86,917)	$—	$148,020
Creston Mascota deposit at Pinos Altos	28,234	(14,447)	—	13,787

Total Southern Business	$263,171	$(101,364)	$—	$161,807

Exploration	$—	$—	$(35,447)	$(35,447)

Segments totals	$1,201,166	$(635,587)	$(35,447)	$530,132

Total segments income				$530,132
Corporate and other:
Amortization of property, plant and mine development				(223,102)
General and administrative				(87,868)
Impairment loss on available-for-sale securities				(28,607)
Finance costs				(45,698)
Gain on derivative financial instruments				2,733
Foreign currency translation loss				(3,161)
Other expenses				(2,341)

Income before income and mining taxes				$142,088

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

15.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	September 30, 2014	December 31, 2013	January 1, 2013
Northern Business:
LaRonde mine	$840,809	$842,856	$829,491
Lapa mine	77,397	77,667	167,948
Goldex mine	209,384	220,438	166,503
Meadowbank mine	693,390	815,698	1,016,924
Canadian Malartic mine (note 17)	1,830,895	—	—
Meliadine project	478,233	334,885	1,015,578
Kittila mine	922,659	863,933	864,232

Total Northern Business	$5,052,767	$3,155,477	$4,060,676

Southern Business:
Pinos Altos mine	$605,895	$551,537	$625,821
Creston Mascota deposit at Pinos Altos	84,676	86,839	69,649
La India mine	540,177	513,002	377,080

Total Southern Business	$1,230,748	$1,151,378	$1,072,550

Exploration	$194,073	$21,686	$20,122

Corporate and other	$197,281	$251,540	$215,623

Total	$6,674,869	$4,580,081	$5,368,971

  The following table sets out the changes in the carrying amount of goodwill by segment for the year ended December 31, 2013:

	Meliadine Project	La India Mine	Corporate and Other	Canadian Malartic Mine	Total
Cost
Balance at January 1, 2013	$200,064	$29,215	$—	$—	$229,279

Purchase of Urastar Gold Corporation (note 17)	—	—	9,802	—	9,802

Balance at December 31, 2013	$200,064	$29,215	$9,802	$—	$239,081

Accumulated impairment
Balance at January 1, 2013	$—	$—	$—	$—	$—

Impairment loss	(200,064)	—	—	—	(200,064)

Balance at December 31, 2013	$(200,064)	$—	$—	$—	$(200,064)

Carrying amount at December 31, 2013	$—	$29,215	$9,802	$—	$39,017

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

15.   SEGMENTED INFORMATION (Continued)

  The following table sets out the changes in the carrying amount of goodwill by segment for the nine months ended September 30, 2014:

	Meliadine Project	La India Mine	Corporate and Other	Canadian Malartic Mine	Total
Cost
Balance at December 31, 2013	$200,064	$29,215	$9,802	$—	$239,081

Purchase of Canadian Malartic mine (note 17)	—	—	—	599,376	599,376

Balance at September 30, 2014	$200,064	$29,215	$9,802	$599,376	$838,457

Accumulated impairment
Balance at December 31, 2013	$(200,064)	$—	$—	$—	$(200,064)

Impairment loss	—	—	—	—	—

Balance at September 30, 2014	$(200,064)	$—	$—	$—	$(200,064)

Carrying amount at September 30, 2014	$—	$29,215	$9,802	$599,376	$638,393

  The following table sets out capital expenditures by segment:

	Capital Expenditures
	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Northern Business:
LaRonde mine	$18,514	$17,338	$53,300	$67,497
Lapa mine	5,039	5,691	16,008	17,282
Goldex mine	6,469	11,985	23,769	47,910
Meadowbank mine	19,010	34,966	53,705	97,150
Canadian Malartic mine	15,898	—	18,683	—
Meliadine project	10,764	14,905	32,055	44,219
Kittila mine	29,154	23,080	80,208	54,841

Total Northern Business	104,848	107,965	277,728	328,899

Southern Business:
Pinos Altos mine	13,996	13,500	30,701	39,861
Creston Mascota deposit at Pinos Altos	1,441	3,312	7,958	10,159
La India mine	4,774	23,552	20,124	99,250

Total Southern Business	20,211	40,364	58,783	149,270

Corporate and other	383	1,341	5,548	4,427

Total	$125,442	$149,670	$342,059	$482,596

16.   RECLAMATION PROVISION

  Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

16.   RECLAMATION PROVISION (Continued)

  The following table reconciles the beginning and ending carrying amounts of the Company's asset retirement obligations:

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Asset retirement obligations — long-term, beginning of period	$171,472	$173,708
Asset retirement obligations — current, beginning of period	1,029	4,630
Current period additions and changes in estimate, net	45,368	(2,868)
Current period additions attributable to joint acquisition of Osisko, net	22,689	—
Current period accretion	3,728	4,456
Liabilities settled	(511)	(853)
Foreign exchange revaluation	(10,675)	(6,572)
Reclassification from long-term to current, end of period	(1,897)	(1,029)

Asset retirement obligations — long-term, end of period	$231,203	$171,472

  The following table reconciles the beginning and ending carrying amounts of the Company's environmental remediation liability:

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Environmental remediation liability — long-term, beginning of period	$12,537	$12,033
Environmental remediation liability — current, beginning of period	2,423	12,186
Current period additions and changes in estimate, net	—	1,005
Liabilities settled	(2,890)	(9,045)
Foreign exchange revaluation	(731)	(1,219)
Reclassification from long-term to current, end of period	(901)	(2,423)

Environmental remediation liability — long-term, end of period	$10,438	$12,537

17.   ACQUISITIONS

  Osisko Mining Corporation

  On June 16, 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation ("Osisko") by way of their previously announced court-approved plan of arrangement ("the Arrangement").

  Under the Arrangement, Agnico Eagle and Yamana each own 50.0% of Osisko and jointly operate the Canadian Malartic mine in Quebec through the newly formed Canadian Malartic General Partnership. Agnico Eagle and Yamana will also jointly explore the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

  Each outstanding common share of Osisko was exchanged under the Arrangement for: (i) C$2.09 in cash (Agnico Eagle's 50.0% share was C$1.045); (ii) 0.07264 of an Agnico Eagle common share; (iii) 0.26471 of a Yamana common share; and (iv) 0.1 of one common share of Osisko Gold Royalties Ltd., a newly formed company that has commenced trading on the Toronto Stock Exchange.

  Pursuant to the Arrangement, the following assets of Osisko were transferred to Osisko Gold Royalties Ltd.: (i) a 5.0% net smelter royalty on the Canadian Malartic mine; (ii) C$157.0 million in cash; (iii) a 2.0% net smelter royalty on the Kirkland Lake assets, the Hammond Reef project, and certain other properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) certain other investments and assets.

  Agnico Eagle has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company's rights and obligations prescribed by the Arrangement, as the joint arrangement was determined to be a joint operation under IFRS.

  Agnico Eagle's transaction costs associated with the acquisition totaling $16.7 million were expensed through the general and administrative line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss) during the nine months ended September 30, 2014.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

17.   ACQUISITIONS (Continued)

  Agnico Eagle's share of Osisko's June 16, 2014 preliminary purchase price was comprised of the following:

Cash paid for acquisition	$462,728
Agnico Eagle common shares issued for acquisition	1,135,071

Total Agnico Eagle preliminary purchase price to allocate	$1,597,799

  A fair value approach was applied by management in developing preliminary estimates of the fair value of identifiable assets and liabilities contributed to the newly formed Osisko joint operation. Preliminary estimates of fair value represent all information available as of the acquisition date. However, estimates of fair value may be materially adjusted during the measurement period as new information about the facts and circumstances that existed as of the acquisition date is obtained.

  The following table sets out the allocation of Agnico Eagle's share of the preliminary purchase price to assets acquired and liabilities assumed, based on management's preliminary estimates of fair value:

  Fair value of assets acquired and liabilities assumed:

Property, plant and mine development	$1,318,572
Goodwill(i)	599,376
Cash and cash equivalents	59,219
Restricted cash	35,528
Trade receivables(ii)	9,653
Inventories	55,119
Other current assets	11,420
Accounts payable and accrued liabilities	(45,764)
Reclamation provision	(20,776)
Long-term debt	(147,145)
Deferred income and mining tax liabilities	(277,403)

Net assets acquired	$1,597,799

Note:

(i)
Goodwill is currently allocated to the Canadian Malartic mine segment, however the allocation of goodwill has not yet been finalized.

(ii)
The fair value of trade receivables approximates the gross contractual amounts receivable.

  The Company believes that goodwill for the Osisko joint acquisition arose principally because of the following factors: (1) the value implicit in the Company's ability to sustain and/or grow its business by increasing proven and probable mineral reserves and mineral resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  The Company's interest in the Canadian Malartic General Partnership resulted in revenues from mining operations of $103.1 million and a net loss of $5.8 million, between the June 16, 2014 joint acquisition of Osisko and September 30, 2014.

  Pro forma results of operations for the Company assuming the joint acquisition of Osisko described above had occurred as of January 1, 2014 are detailed below:

Nine Months Ended September 30, 2014
Unaudited
Pro forma revenue from mining operations for the period	$1,553,086
Pro forma net income for the period	$63,342

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

17.   ACQUISITIONS (Continued)

  The Company's pro forma net income for the period has been adjusted for the following material, non-recurring items: Agnico Eagle transaction costs totaling $16.7 million expensed through the general and administrative line item of the Company; a $79.1 million loss incurred on the transfer of assets to Osisko Gold Royalties Ltd. expensed through the other (income) expense line item of Osisko; and the deduction of acquisition-related legal fees totaling $46.1 million expensed through the general and administrative line item of Osisko. All other adjustments are related to the application of preliminary estimates of fair value to Osisko assets acquired and liabilities assumed and the alignment of accounting policies consistent with those made to Osisko's results in the post-acquisition period.

  Urastar Gold Corporation

  On May 16, 2013, the Company completed the acquisition of all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $9.8 million was recognized on the Company's consolidated balance sheets.

  The transaction costs associated with the acquisition totaling $0.7 million were expensed through the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) during the year ended December 31, 2013.

  The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$10,127
Fair value of assets acquired and liabilities assumed:
Mining properties	$1,994
Goodwill	9,802
Cash and cash equivalents	76
Trade receivables	731
Other current assets	12
Plant and equipment	2
Accounts payable and accrued liabilities	(791)
Other liabilities	(1,573)
Deferred income and mining tax liabilities	(126)

Net assets acquired	$10,127

  The Company believes that goodwill for the Urastar acquisition arose principally because of the value implicit in the Company's ability to grow its business by increasing proven and probable mineral reserves and mineral resources through new discoveries.

  Pro forma results of operations for the Company assuming the acquisition of Urastar described above had occurred as of January 1, 2013 are detailed below. On a pro forma basis, there would have been no effect on the Company's consolidated revenues.

Year Ended December 31, 2013
Unaudited
Pro forma net loss for the year	$(409,020)
Pro forma net loss per share — basic	$(2.37)

18.   IMPAIRMENT LOSSES AND REVERSALS

  Impairment Losses

  At the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

18.   IMPAIRMENT LOSSES AND REVERSALS (Continued)

  required. An impairment loss is recognized for any excess of the carrying amount of the asset over its recoverable amount. The recoverable amounts are based on each asset's future cash flows and represents each asset's fair value less costs of disposal.

  As at December 31, 2013, the Company identified the continued decline in the market price of gold as an indicator of potential impairment for the Company's long-lived assets. As a result of the identification of this indicator, the Company estimated the recoverable amounts of all CGUs using updated assumptions and estimates and concluded that the Lapa mine, Meadowbank mine and Meliadine project were impaired.

  The following impairment losses were recorded as at December 31, 2013 as a result of the impairment evaluation:

	As at December 31, 2013
	Pre-impairment Carrying Value	Impairment Loss	Post-impairment Carrying Value
Property, plant and mine development:
Lapa mine	$136,618	$(67,894)	$68,724
Meadowbank mine	770,733	(307,503)	463,230
Meliadine project	841,932	(439,227)	402,705

	$1,749,283	$(814,624)	$934,659

Goodwill:
Meliadine project	$200,064	$(200,064)	$—

		$(1,014,688)

  The estimated recoverable amount of the Lapa mine CGU was $74.0 million as at December 31, 2013, representing the fair value less costs to dispose of the mine. The estimated recoverable amount of the Lapa mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a discount rate of 5.5% (in nominal terms), commensurate with its individual estimated level of risk. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 78.3% and capital, operating and reclamation costs based on applicable life-of-mine plans. As the Lapa mine's carrying amount exceeded its estimated recoverable amount at December 31, 2013, an impairment loss of $67.9 million was recognized. The Lapa mine impairment loss was allocated $7.2 million to mining properties, $24.4 million to plant and equipment and $36.3 million to mine development costs. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

  The estimated recoverable amount of the Meadowbank mine CGU was $490.0 million as at December 31, 2013, representing the fair value less costs to dispose of the mine. The estimated recoverable amount of the Meadowbank mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a discount rate of 6.5% (in nominal terms), commensurate with its individual estimated level of risk. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 92.3% and capital, operating and reclamation costs based on applicable life-of-mine plans. As the Meadowbank mine's carrying amount exceeded its estimated recoverable amount at December 31, 2013, an impairment loss of $307.5 million was recognized. The Meadowbank mine impairment loss was allocated $3.1 million to mining properties and $304.4 million to plant and equipment. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

  Estimated after-tax discounted future net cash flows of reporting units with goodwill, including the Meliadine and La India projects, were calculated as at December 31, 2013. The estimated recoverable amount of the Meliadine project was $400.0 million as at December 31, 2013, representing the fair value less costs to dispose of the project. The estimated recoverable amount for the Meliadine project was calculated by discounting the estimated future net cash flows over the estimated life-of-mine using a discount rate of 8.0% (in nominal terms), commensurate with its individual estimated level of risk. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 95.1% and capital, operating and reclamation costs based on applicable life-of-mine plans. As the Meliadine project's carrying amount exceeded its estimated recoverable amount at December 31, 2013, an impairment loss of $639.3 million was recognized, of which $200.1 million was allocated to write down

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

18.   IMPAIRMENT LOSSES AND REVERSALS (Continued)

  goodwill to nil with the balance allocated to mining properties. No goodwill impairment loss was required relating to the La India project as at December 31, 2013. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

  Discount rates were based on each asset group's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on Government of Canada marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to each asset group's jurisdiction.

  Management's estimates of future net cash flows are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and goodwill. This may have a material effect on the Company's consolidated financial statements.

  A discounted cash flow approach was used to estimate fair value less costs to dispose, which represents the recoverable amount of property, plant and mine development assets that was used to determine the impairment loss amounts. The total impairment loss recorded during the year ended December 31, 2013 was $1,014.7 million.

  Impairment Reversals

  On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon. As a result, the Company undertook immediate investigation and remediation efforts. As at September 30, 2011, the Company recognized an impairment loss of $237.1 million relating to the value of property, plant and mine development assets and $16.6 million relating to the underground ore stockpile. Additionally, the remaining proven and probable mineral reserves were reclassified as mineral resources. Operations in the Goldex Extension Zone ("GEZ") remain suspended indefinitely.

  Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October of 2011. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E Zones, would be viable. After a review of the preliminary economic assessment, Agnico Eagle's Board of Directors approved the M and E Zones for development on July 25, 2012. A 43-101 technical report and feasibility study supporting the exploitation of the M and E Zones at the Goldex mine was released by Agnico Eagle in the fourth quarter of 2012. This feasibility study supported the first proven and probable mineral reserves at the Goldex mine since the suspension of operations at the GEZ. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

  The Company completed a comparison of the carrying amount versus the recoverable amount of the Goldex mine at its IFRS transition date of January 1, 2013. IAS 36 indicates that an impairment loss recognized in a prior period can be changed only of there is a change in the estimates used to determine the mine's recoverable amount since the last impairment loss was recognized. Consequently, the reversal of an impairment loss should reflect an increase in the service potential of an asset since the date the entity last recorded an impairment loss.

  The identification of ore bodies at the Goldex mine that may be successfully mined and are supported by feasibility studies are indicators for the reversal (or partial reversal) of the impairment loss recognized in 2011. The feasibility study represents an observable indication that the value of related assets has increased significantly and a favourable change to the extent and manner in which the asset is expected to be used. There is significant judgment involved in the determination of whether a previously recognized impairment loss should be reversed.

  The Company recognized an impairment loss on the Goldex mine as no future value could be attributed to its assets beyond their residual values as at September 30, 2011. Accordingly, the capitalized costs associated with the mine site and the related property, plant and mine development assets were written down to their residual values. Upon reviewing the assets that were previously impaired, the Company determined that certain property, plant and mine development assets would be used to generate cash inflows at the newly developed M and E Zones.

  The estimated recoverable amount of the Goldex mine CGU was determined as at January 1, 2013 using a discounted cash flow analysis to estimate fair value less costs to dispose of the mine. Significant assumptions used to estimate the recoverable amount of the Goldex mine included a discount rate of 5.0% (in nominal terms), gold prices of $1,473 to $1,665 per ounce (in real terms), foreign exchange

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

18.   IMPAIRMENT LOSSES AND REVERSALS (Continued)

  rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 93.0% and capital, operating and reclamation costs based on updated life-of-mine plans. As the Goldex mine CGU's estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $109.7 million was recognized to increase the carrying amount of related plant and equipment to an amortized cost of $163.8 million.

19.   SUBSEQUENT EVENTS

  Acquisition of Cayden Resources Inc.

  Agnico Eagle and Cayden Resources Inc. ("Cayden") have entered into an agreement pursuant to which Agnico Eagle will acquire 100.0% of Cayden's issued and outstanding common shares, including shares issuable under outstanding options and warrants, under a plan of arrangement (the "Arrangement") for total consideration of approximately C$205.0 million, or approximately C$3.79 per share. Under the Arrangement, Cayden shareholders will be entitled to receive 0.09 of an Agnico Eagle share and C$0.01 for each Cayden common share. The Arrangement was approved by securityholders of Cayden at a special meeting of Cayden securityholders held on October 27, 2014. The Arrangement remains subject to the satisfaction of closing conditions. The transaction is expected to close by early 2015.

  Dividends Declared

  On October 29, 2014, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.08 per common share, payable on December 15, 2014 to holders of record of the common shares of the Company on December 1, 2014.

20.   ONGOING LITIGATION

  Securities Class Action Lawsuits

  On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers, some of whom also are or were directors of the Company. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million and to certify the Ontario Claim as a class action. On April 17, 2013 an Order was granted on consent certifying a class action proceeding and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The Company intends to vigorously defend the action on the merits.

  On March 28, 2012, the Company and certain of its current and former officers, some of whom also are or were directors of the Company, were named as respondents in a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. On October 1, 2013, the Quebec court certified the class action on terms identical to those set out in the consent Order granted in Ontario on April 17, 2013. No date has been set for the hearing to argue the class action on the merits. The Company intends to vigorously defend the action on the merits.

  Canadian Malartic Corporation Litigation

  On June 6, 2014, Clifton Star Resources Inc. ("Clifton") instituted proceedings against Canadian Malartic Corporation (formerly known as Osisko Mining Corporation or "Osisko") seeking an order that, among other things, Osisko pay Clifton C$22.5 million in damages. In the proceedings, Clifton alleges that Osisko was obliged to lend C$22.5 million (the "Loan") to Clifton on or around December 1, 2012 and that Osisko's failure to advance the Loan resulted in damages to Clifton in the same amount. In addition, Clifton claims that the agreements with Osisko entitled Clifton to repay the Loan with common shares of Clifton at a conversion rate beneficial to Clifton and has asked the court to acknowledge Clifton's right and undertaking to satisfy any obligation to repay funds that are advanced under the Loan by Osisko by issuing to Osisko 6,961,538 Clifton common shares. Clifton further alleges that the Loan was intended to be used to make payments under option agreements that entitled Clifton to purchase the shares of companies that own part

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

20.   ONGOING LITIGATION (Continued)

  of a gold project referred to as the "Duparquet Project" (the "Underlying Option Agreements"). Clifton has indicated its intention to claim an additional C$222.0 million in damages from Osisko if Clifton loses its rights under the Underlying Option Agreements. Canadian Malartic General Partnership intends to vigorously defend the action on the merits.

  On May 28, 2014, Abitibi Royalties Inc. ("Abitibi") instituted proceedings seeking a provisional, interlocutory and permanent injunction ordering Osisko not to transfer its interest in the CHL property to Canadian Malartic General Partnership. Abitibi further asserted that as a result of an internal reorganization contemplated in connection with the plan of arrangement pursuant to which Osisko was indirectly acquired by Yamana Gold Inc. and the Company, a right of first refusal had been triggered allowing it to acquire Osisko's interest in the CHL property. On May 30, 2014, the plan of arrangement was amended to clarify that Osisko's interest in the CHL property would not be transferred to the Canadian Malartic General Partnership. Abitibi continues to assert that its right of first refusal has been triggered, and that it is entitled to acquire Osisko's interest in the CHL property at a price to be determined by the court. On June 13, 2014, the Superior Court of Quebec dismissed Abitibi's proceedings based on an arbitration provision contained in the relevant agreement. Abitibi appealed this judgment, but on September 24, 2014, discontinued its appeal.

21.   TRANSITION TO IFRS

  Agnico Eagle has adopted IFRS effective July 1, 2014. The Company's transition date is January 1, 2013 (the "transition date") and has prepared its opening IFRS balance sheet as at that date. These condensed interim consolidated financial statements have been prepared in accordance with the accounting policies described in note 3.

  (a)
  Optional Exemptions from Retrospective Application

  In preparing these condensed interim consolidated financial statements in accordance with IFRS 1, the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

  Business Combinations

  IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries, which are considered businesses for IFRS that occurred before January 1, 2013. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

  Leases

  The Company has applied the transitional provision in IFRIC 4 Determining whether an Arrangement Contains a Lease and has assessed all arrangements based upon the conditions in place as at January 1, 2013.

  Share-based Payments

  IFRS 2 Share-based Payment has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2013.

  Cumulative Translation Differences

  The Company has elected to set the previous accumulated cumulative translation amount, which was included in accumulated other comprehensive loss, to zero as at January 1, 2013 and absorbed the balance into retained earnings.

  Reclamation Provision

  The Company has elected to take a simplified approach to calculate and record the reclamation provision related asset on its January 1, 2013 transition date IFRS consolidated balance sheet. The reclamation provision as at the transition date has been measured in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The reclamation provision calculated on the transition date was discounted back to the dates when each first arose, at which date the corresponding asset was set up and then amortized to its carrying amount as at January 1, 2013.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

21.   TRANSITION TO IFRS (Continued)

  Borrowing Costs

  IAS 23 Borrowing Costs has been applied prospectively from the transition date. As a result, the Company has not restated for borrowing costs capitalized under US GAAP on qualifying assets prior to the date of transition to IFRS.

  Stripping Costs

  As at January 1, 2013, any previously recognized asset balance that resulted from stripping activity undertaken during the production phase (predecessor stripping asset) was reclassified as a part of an existing asset to which the stripping activity related, to the extent that there remained an identifiable component of the ore body with which the predecessor stripping asset could be associated. If there was no identifiable component of the ore body to which the predecessor stripping asset related, it was recognized in opening retained earnings.

  (b)
  Reconciliations of Equity Between US GAAP and IFRS

  The following reconciliations summarize the impact on the Company's US GAAP financial statements as a result of adopting IFRS. Explanations of the impact of the adjustments are provided in the explanatory notes following the reconciliations.

  The following is a reconciliation of the Company's total equity reported in accordance with US GAAP to its total equity reported in accordance with IFRS as at January 1, 2013:

	Reference		Common Shares	Stock Options	Warrants	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
Equity as reported under US GAAP			$3,241,922	$148,032	$24,858	$15,665	$7,046	$(27,311)	$3,410,212
Adjustments to reported equity:
Property, plant and mine development	(i	)	—	—	—	—	(13,542)	—	(13,542)
Reclamation provisions	(iii	)	—	—	—	—	(42,190)	—	(42,190)
Reversal of impairments	(v	)	—	—	—	—	109,684	—	109,684
Cumulative translation adjustment	(vi	)	—	—	—	—	(16,244)	16,244	—
Share-based payments	(vii	)	—	9,843	—	—	(9,843)	—	—
Income and mining taxes	(viii	)	—	—	—	—	(27,216)	—	(27,216)
Other, net	(ix	)	—	—	—	—	(7,103)	3,357	(3,746)

Equity as reported under IFRS			$3,241,922	$157,875	$24,858	$15,665	$592	$(7,710)	$3,433,202

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

21.   TRANSITION TO IFRS (Continued)

  The following is a reconciliation of the Company's total equity reported in accordance with US GAAP to its total equity reported in accordance with IFRS as at September 30, 2013:

	Reference		Common Shares	Stock Options	Warrants	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Equity
Equity as reported under US GAAP			$3,279,648	$169,720	$24,858	$15,665	$(22,345)	$(8,109)	$3,459,437
Adjustments to reported equity:
Property, plant and mine development	(i	)	—	—	—	—	(11,319)	—	(11,319)
Production stripping costs	(ii	)	—	—	—	—	43,795	—	43,795
Reclamation provisions	(iii	)	—	—	—	—	(45,838)	—	(45,838)
Reversal of impairments	(v	)	—	—	—	—	109,684	—	109,684
Cumulative translation adjustment	(vi	)	—	—	—	—	(16,244)	16,244	—
Share-based payments	(vii	)	—	9,790	—	—	(9,632)	—	158
Income and mining taxes	(viii	)	—	—	—	—	(21,050)	—	(21,050)
Other, net	(ix	)	—	—	—	—	(9,073)	3,317	(5,756)

Equity as reported under IFRS			$3,279,648	$179,510	$24,858	$15,665	$17,978	$11,452	$3,529,111

  The following is a reconciliation of the Company's total equity reported in accordance with US GAAP to its total equity reported in accordance with IFRS as at December 31, 2013:

	Reference		Common Shares	Stock Options	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Equity as reported under US GAAP			$3,294,007	$174,470	$37,254	$(513,441)	$(15,141)	$2,977,149
Adjustments to reported equity:
Property, plant and mine development	(i	)	—	—	—	(10,172)	—	(10,172)
Production stripping costs	(ii	)	—	—	—	45,372	—	45,372
Reclamation provisions	(iii	)	—	—	—	(44,941)	—	(44,941)
Impairment of assets	(iv	)	—	—	—	(480,035)	—	(480,035)
Reversal of impairments	(v	)	—	—	—	101,977	—	101,977
Cumulative translation adjustment	(vi	)	—	—	—	(16,244)	16,244	—
Share-based payments	(vii	)	—	9,608	—	(9,465)	—	143
Income and mining taxes	(viii	)	—	—	—	134,503	—	134,503
Other, net	(ix	)	—	—	—	(7,628)	1,038	(6,590)

Equity as reported under IFRS			$3,294,007	$184,078	$37,254	$(800,074)	$2,141	$2,717,406

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

21.   TRANSITION TO IFRS (Continued)

  (c)
  Reconciliations of Net Income (Loss) Between US GAAP and IFRS

  The following is a reconciliation of the Company's net income (loss) reported in accordance with US GAAP to its net income (loss) reported in accordance with IFRS:

	Reference		Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013	Year Ended December 31, 2013
Net income (loss) as reported under US GAAP			$47,311	$46,790	$(406,526)
Adjustments to reported net income (loss):
Property, plant and mine development	(i	)	983	2,223	3,370
Production stripping costs	(ii	)	5,775	43,795	45,372
Reclamation provisions	(iii	)	1,385	(3,650)	(2,753)
Impairment of assets	(iv	)	—	—	(480,035)
Reversal of impairments	(v	)	—	—	(7,707)
Share-based payments	(vii	)	68	211	378
Income and mining taxes	(viii	)	19,980	6,166	161,719
Other, net	(ix	)	(584)	(1,968)	(523)

Net income (loss) as reported under IFRS			$74,918	$93,567	$(686,705)

  (d)
  Reconciliations of Other Comprehensive Income Between US GAAP and IFRS

  The following is a reconciliation of the Company's other comprehensive income reported in accordance with US GAAP to its other comprehensive income reported in accordance with IFRS:

	Reference	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013	Year Ended December 31, 2013
Other comprehensive income as reported under US GAAP		$13,023	$19,202	$12,170
Adjustments to reported other comprehensive income:
Other, net	(ix)	(1,194)	(40)	(2,319)

Other comprehensive income as reported under IFRS		$11,829	$19,162	$9,851

  (e)
  Consolidated Statements of Cash Flows Between US GAAP and IFRS

  The adoption of IFRS did not have a material impact on the Company's consolidated statements of cash flows reported in accordance with IFRS as compared to US GAAP. Certain cash flows, however, were reclassified.

  (f)
  References

  (i)
  Property, Plant and Mine Development

  Revenues, net of certain costs, earned as a part of the Company's testing and commissioning of property, plant and mine development were previously recognized in income in accordance with US GAAP. Under the principles of IFRS, this income is recognized as a reduction to the cost of the related items of property, plant and mine development to which the testing and commissioning activities relate.

  (ii)
  Production Stripping Costs

  Under IFRS, production phase stripping costs for open pit mines are capitalized to property, plant and mine development if the stripping activities provide a probable future economic benefit, a component of ore body can be identified and the costs related to the

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2014

21.   TRANSITION TO IFRS (Continued)

  stripping activity can be measured reliably. Under US GAAP, stripping costs were recognized to inventories and subsequently included in production costs. Capitalized stripping costs also resulted in an adjustment to the amortization of property, plant and mine development.

  (iii)
  Reclamation Provisions

  Under IFRS, reclamation provisions are remeasured each reporting period for changes in discount rates and exchange rates in addition to changes in the estimated timing or amount of future cash flows. Under US GAAP, the Company's reclamation provisions were updated only as a result of changes in the estimated timing or amount of future cash flows to settle the obligations.

  (iv)
  Impairment of Assets

  As at December 31, 2013, an additional impairment charge of $38,234 was recognized for the Meadowbank mine to impair assets as a result of IFRS adjustments, which brought the total impairment loss to $307,503 for the year ended December 31, 2013. As a result of changes in methodology for the recognition of impairment losses under IFRS, an impairment loss of $439,227 was recognized to impair the property, plant and mine development assets of the Meliadine project. Please see Note 18 to these condensed interim consolidated financial statements for further detail.

  (v)
  Reversal of Impairments

  Under IFRS, an entity is required to assess whether there are indicators for the reversal of previously recognized impairment charges to long-lived assets, other than goodwill. On transition to IFRS, the Company concluded that a reversal of impairment losses on certain items of property, plant and mine development in operation at the Goldex mine was required. Please see Note 18 to these condensed interim consolidated financial statements for further detail.

  (vi)
  Cumulative Translation Adjustment

  The Company has elected to set the cumulative translation adjustment, which was included in accumulated other comprehensive loss, to zero as at January 1, 2013, absorbing the balance into retained earnings.

  (vii)
  Share-based Payments

  Under US GAAP, stock options that vested in equal increments over a three year period were treated as a single grant for the purposes of valuation. The value of the grant was then amortized evenly over the vesting period. IFRS 2 Share Based Payment has been applied to stock options that had not vested prior to January 1, 2013. Where stock options issued under the Company's share based compensation plan vest over a number of periods, each vesting amount is valued as a separate tranche and each tranche is amortized over its individual vesting period. The result of the treatment of share-based payments under IFRS as compared with US GAAP is to accelerate the recognition of compensation costs.

  (viii)
  Income and Mining Taxes

  There are differences between IFRS and US GAAP regarding the accounting for income taxes resulting in an adjustment with respect to the recognition and measurement of deferred taxes on transition to IFRS. Further, as summarized above, the carrying amounts of assets and liabilities for financial reporting purposes have been adjusted on conversion to IFRS resulting in a change to deferred taxes recognized previously under US GAAP.

  (ix)
  Other, Net

  The other, net amount contains individually insignificant adjustments relating to pension benefits, hedge accounting, available-for-sale securities and underground stockpiles.

QuickLinks

  Exhibit 99.1
Third Quarter Report 2014
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) for the three and nine months ended September 30, 2014
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) for the three and nine months ended September 30, 2014
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts, IFRS basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars, except per share amounts, IFRS basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts, IFRS basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, IFRS basis) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2014